EXHIBIT 2.1

AGREEMENT AND PLAN OF REORGANIZATION

BY AND AMONG

WYNDCREST DD HOLDINGS, LLC

DD ACQUISITION SUBSIDIARY, INC.

DIGITAL DOMAIN, INC.

and

CERTAIN PARTICIPATING STOCKHOLDERS

Dated as of February 21, 2006

i

2.21. Employees	22
2.22. Employee Benefits	23
2.23. Guaranties	23
2.24. Environmental Matters	24
2.25. Certain Business Relationships with the Company	25
2.26. Customers	25
2.27. Product and Service Warranties	25
2.28. Omitted.	25
2.29. Omitted.	25
2.30. Disclosure	26

ARTICLE III : REPRESENTATIONS OF PARENT AND SUB	26
3.1. Organization and Qualification	26
3.2. Authority	26
3.3. No Conflict; Required Filings and Consents	26
3.4. Absence of Certain Changes or Events	27
3.5. Brokers	27
3.6. Disclosure	27

ARTICLE IV : COVENANTS	27
4.1. Ordinary Course	27
4.2. Omitted.	30
4.3. Preparation and Mailing of Stockholder Information Materials	30
4.4. Exclusivity; Acquisition Proposals	31
4.5. Omitted	32
4.6. Claims	32
4.7. Access to Properties and Records	32
4.8. Breach of Representations and Warranties	32
4.9. Consents	32
4.10. Omitted	32
4.11. Notice of Events	32
4.12. Tax Returns	32
4.13. Consummation of Transactions	33
4.14. Company Disclosure Schedules	33

ARTICLE V : COVENANTS OF PARENT AND SUB	33
5.1. Breach of Representations and Warranties	33
5.2. Consents	34
5.3. Consummation of Transactions	34

ARTICLE VI : ADDITIONAL AGREEMENTS	34
6.1. Legal Conditions to the Merger	34
6.2. Employees	34
6.3. Expenses	35
6.4. Additional Agreements	35
6.5. Public Announcements; Confidentiality	35
6.6. Preparation and Filing of Returns and Payment of Taxes	35
6.7. Estoppel Certificates	38
6.8. FIRPTA	38
6.9. Takeover Statutes	38
6.10. 2005 Audit	39
6.11. Environmental Report	39
6.12. Voting Agreement	39
6.13. Non-Solicitation	40
6.14. Forbearance from Enforcing Redemption Right	40
6.15. Technology Agreement Termination	40
6.16. Termination of Agreements among Shareholders	41

ARTICLE VII : CONDITIONS PRECEDENT	41
7.1. Conditions to Each Party’s Obligation to Effect the Merger	41
7.2. Conditions of Obligations of Parent and Sub	41
7.3. Conditions of Obligation of Company	42

ARTICLE VIII : INDEMNIFICATION	43
8.1. Parent and Surviving Corporation Claims	43
8.2. Participating Stockholder Claims	44
8.3. Third Party Claims	44
8.4. No Waiver	45
8.5. Binding Effect	45
8.6. Remedies	46

8.7. Basket and Cap	46
8.8. No Contribution	46
8.9. Actions by Participating Stockholders; Stockholder Committee	46
8.10. Return of Indemnity Holdback	47
8.11. Prohibition on Double Dipping	47
8.12. Equitable Remedies	47

ARTICLE IX : TERMINATION	48
9.1. Mutual Agreement	48
9.2. Termination by Parent	48
9.3. Termination by Company	48
9.4. Outside Date	48
9.5. Effect of Termination	48
9.6. Company Break-up Fee	49

ARTICLE X : CERTAIN DEFINED TERMS	49

ARTICLE XI : MISCELLANEOUS	53
11.1. Entire Agreement	53
11.2. Governing Law	53
11.3. Notices	53
11.4. Severability	58
11.5. Assignment	58
11.6. Counterparts	58
11.7. Amendment	58
11.8. Extension, Waiver	58
11.9. Construction	59
11.10. Jurisdiction and Venue; Waiver of Jury Trial	59
11.11. Prevailing Party Attorneys’ Fees	60
11.12. Tax Treatment of Transactions	60
11.13. General Release	60
11.14. Omitted.	61
11.15. Survival	61

List of Exhibits

Exhibit A	Delaware Certificate of Merger
Exhibit B	Letter of Transmittal
Exhibit C	FIRPTA Certificate
Exhibit D	Participating Stockholder Consent
Exhibit E	Form of Escrow Agreement
Exhibit F-1	Legal Opinion of Milbank, Tweed, Hadley & McCloy LLP
Exhibit F-2	Legal Opinion of Potter Anderson & Carroon LLP

v

Index of Defined Terms

Page

Acquisition Transaction	30
Affiliate	49
Agreement	1
Assets	49
Authority	18
Base Consideration	3
Benchmark Working Capital	3
Board	9
Cal. FIRPTA Certificate	38
CERCLA	49
Closing	2
Closing Balance Sheet	4
Closing Date	2
Closing Payment	3
Code	49
Common Stock	2
Company	1
Company Employee Benefit Plans	22
Company Material Adverse Effect	49
Company Options	8
Company Permits	10
Company Securities	2
Company Stock	2
Company Subsidiary	7
Contract	50
Control	50
Covenant Expiration Date	50
Delaware Certificate of Merger	1
DGCL	1
Effective Time	2
Employee Benefit Plan	50
Employee Pension Benefit Plan	50
Employee Welfare Benefit Plan	50
Encumbrances	50
Environmental Permits	24
Environmental Property	24
Environmental Report	39
Environmental, Health and Safety Laws	50
ERISA	51
ERISA Affiliate	51
Escrow Account	3
Escrow Agent	3
Escrow Agreement	3
Estimated Working Capital	4
Estoppel Certificates	38
Excepted Claims	45
Execution Date Schedules	7
Final Balance Sheet	11
Final Working Capital	5
FIRPTA Certificate	38
Founders’ Shareholder Agreement	8
FY 2005 Financial Statements	39
GAAP	51
Governmental Entities	10
Hazardous Materials	24
Historical Financial Statements	10
Indemnity Holdback	3
Independent Accounting Firm	5
Information	51
Information Assets	51
Intellectual Property	51
IRS	14
know	51
knowledge	51
known	51
Law	9
Liabilities	11
Liability	11
Lien	52
LOI	35
Loss	43
Merger	1
Merger Consideration	3
Multiemployer Plan	52
Net Working Capital	3
New Matters	33
Notice of Disagreement	4
Notice Period	4
Ordinary Course of Business	52
Outside Date	48
Parent	1
Parent Material Adverse Effect	52
Participating Stockholder	52
Percentage Share	3
Permitted Lien	52
Person	52
Post-Closing Patent	40
Pre-Closing Patents	40

Preferred Stock	2
Preliminary 2005 Financial Statements	10
Proposal Notice	31
PWC	39
Redemption Right	11
Releasees	60
Releasing Parties	60
Return Periods	14
Returns	14
Schedule 8.1(iv) Liability	43
Security Interest	52
Shareholders’ Agreement	8
Statement of Working Capital	4
Stock Plan	8
Stockholder Approval	31
Stockholder Committee	52
Stockholder Consents	39
Stockholder Information Materials	30
Straddle Period	52
Sub	1
Subsidiaries	52
Subsidiary	52
Superior Proposal	31
Superior Proposal Notice	31
Surviving Corporation	2
Surviving Obligations	46
Takeover Statute	11
Tax	15
Tax Contest	45
Taxes	15
Third Party Claim	44
Transaction	53
Transfer Taxes	38
Transgressed	17
Working Capital Adjustment	5
Working Capital Holdback	3
Working Papers	4

AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION, dated as of February 21, 2006 (this “Agreement”), is made by and among WYNDCREST DD HOLDINGS, LLC, a Delaware limited liability company (“Parent”), DD ACQUISITION SUBSIDIARY, INC., a wholly owned subsidiary of Parent and a Delaware corporation (“Sub”), DIGITAL DOMAIN, INC., a Delaware corporation (“Company”), and, as to certain specified Sections and Articles of this Agreement only, the Participating Stockholders (as defined infra). John C. Textor, the Manager of Parent, is a signatory to this Agreement solely for purposes of the last sentence of Section 8.2. Certain capitalized terms used herein are defined in Article X. An index of the terms defined herein can be found commencing on page vi of this Agreement.

RECITALS

A. The Board of Directors (or corresponding governing body) of each of the Company, Parent and Sub has approved the merger (the “Merger”) of the Sub with and into the Company in accordance with the terms and conditions of this Agreement and determined that the Merger is advisable and in the best interests of its stockholders or members, as applicable, and has approved, adopted and declared advisable this Agreement and the transactions contemplated hereby.

B. The Company, Parent and Sub desire to make certain representations, warranties, covenants and agreements in connection with, and establish various conditions precedent to, the Merger.

INTENDING TO BE LEGALLY BOUND THEREBY, and in consideration of the premises and the mutual representations, warranties, covenants and agreements contained herein, Parent, Sub and the Company, the Participating Stockholders as to the Sections and Articles of this Agreement specified above their signatures hereto, and John C. Textor solely for purposes of the last sentence of Section 8.2, hereby agree as follows:

ARTICLE I: THE MERGER

1.1. Effective Time of the Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined infra) Sub shall be merged with and into the Company and the separate corporate existence of Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger, and the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The Merger shall have the effects specified in the Delaware General Corporation Law, as amended (the “DGCL”). As soon as practicable following the Closing (as defined infra), the Company and Parent will cause a Certificate of Merger in the form of Exhibit A (the “Delaware Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective at the time when the Delaware Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the parties and specified in the Delaware Certificate of Merger (the “Effective Time”).

1.2. Closing. The closing of the Merger (the “Closing”) will take place at 10:00 a.m., Los Angeles time, on a date (the “Closing Date”) as soon as practicable (but no more than five business days) after satisfaction or waiver of the last to be fulfilled of the conditions set forth in Article VII that by their terms are not to occur at the Closing, at the offices of Bryan Cave LLP, 120 Broadway, 3rd Floor, Santa Monica, California 90401, unless another time, date, or place is agreed to in writing by the parties.

1.3. Effects of the Merger. At the Effective Time, (i) Sub will be merged with and into the Company (the Company after the Merger is sometimes referred to herein as the “Surviving Corporation”), (ii) the Certificate of Incorporation of Sub will become the Certificate of Incorporation of the Surviving Corporation, until duly amended, (iii) the bylaws of Sub will become the bylaws of the Surviving Corporation, until duly amended, (iv) the directors of Sub will become the directors of the Surviving Corporation, (v) the officers of Sub will become the officers of the Surviving Corporation, and (vi) the issued and outstanding certificates for the capital stock of Sub will become the issued and outstanding certificates for the capital stock of the Surviving Corporation; and from and after the Effective Time, the Merger will have all the effects provided for by applicable law.

1.4. Conversion of Company Stock.  As of the Effective Time, each of the issued and outstanding shares of the Company’s Series A Convertible Preferred Stock, par value $0.01 per share, Series B Convertible Preferred Stock, par value $0.01 per share, and Series C Convertible Preferred Stock, par value $0.01 per share (collectively, the “Preferred Stock”), by virtue of the Merger, without any action on the part of the holder thereof, will be converted into the right to receive the Merger Consideration (as defined infra) with respect thereto as set forth in Section 1.5. The Preferred Stock and the Common Stock (as defined infra) are sometimes referred to together as “Company Stock,” and the issued and outstanding shares thereof, together with any unexercised options to purchase Common Stock, as “Company Securities.” At the Effective Time, each of the issued and outstanding shares of the Company’s Common Stock, par value $0.01 per share (“Common Stock”), shall be cancelled without any action on the part of the holder thereof, and without any payment by the Company to the holder thereof in respect thereof being required. A table indicating the amount of Merger Consideration allocable to each holder of Company Stock, assuming no Working Capital Adjustment (as defined infra), is set forth on Schedule 1.4(a). The Stock Plan (as defined infra) shall not be terminated as a result of the Merger, and the Company Options (as defined infra) outstanding immediately prior to the Effective Time shall continue to be outstanding from and after the Effective Time in accordance with the provisions of the Option Plan and the respective terms of any option agreements entered into between the Company and the holders of such options prior to the Effective Time.

1.5. Merger Consideration; Holdback; Escrow.

(a) Merger Consideration. The “Merger Consideration” consists of $27,000,000 in cash (the “Base Consideration”), as adjusted by the Working Capital Adjustment. The portion of the Merger Consideration payable at Closing (the “Closing Payment”) is equal to the Base Consideration, less the sum of the amounts of the Indemnity Holdback (as defined infra) and the Working Capital Holdback (as defined infra) as set forth in Section 1.5(b). Each Participating Stockholder will be entitled to receive that percentage of the aggregate Merger Consideration as is set forth across from his or its name on Schedule 1.5 (each, a “Percentage Share”). At Closing, Parent shall pay the Closing Payment to the Participating Stockholders in accordance with their respective Percentage Shares.

(b) Holdback Amounts. The following amounts shall be withheld by Parent from the amount of the Merger Consideration payable at Closing:

(i) $2,700,000 (the “Indemnity Holdback”), which amount shall be withheld by Parent to secure claims by Parent for indemnification pursuant to Article VIII; and

(ii) The amount, if any, on a dollar for dollar basis, by which the Estimated Working Capital (as defined infra) falls below the Benchmark Working Capital (the “Working Capital Holdback”), which amount shall be withheld by Parent pending the determination of the amount of Final Working Capital (as defined infra) and the amount of the Working Capital Adjustment, if any, conformably with Section 1.6.

(c) Escrow. At Closing, Parent shall deposit cash in an amount equal to the sum of the Indemnity Holdback and Working Capital Holdback with the Escrow Agent (as defined infra) pursuant to the terms of the Escrow Agreement (as defined infra). The Company and Parent shall each bear 50% of all costs and expenses associated with establishing and maintaining the underlying escrow arrangement. The escrow account created thereby (the “Escrow Account”) shall be interest-bearing, with all interest being distributed quarterly to the Participating Stockholders in accordance with their respective Percentage Shares. Except to the extent of a claim then pending for indemnification under Article VIII, any remaining balance of the funds held by the Escrow Agent under the Escrow Agreement shall be released to the Participating Stockholders on the date which is eighteen (18) months following the Closing Date and pursuant to the other terms of the Escrow Agreement. The parties have designated JPMorgan Trust Company, N.A., to act as escrow agent (the “Escrow Agent”) under an escrow agreement to be entered into at the Closing among Parent, the Company, the Participating Stockholders and the Escrow Agent (the “Escrow Agreement”), substantially in the form attached hereto as Exhibit E.

1.6. Net Working Capital Adjustment to Merger Consideration.

(a) Benchmark Working Capital. “Benchmark Working Capital” means $10,000,000. As used herein, “Net Working Capital” means, as of the specified date, the cash and other assets of the Company subsumed under the categories reflected as line items under the heading “Current Assets” in the balance sheet as of December 31, 2004 contained in the Historical Financial Statements (as defined infra) (but specifically excluding therefrom any inventory and any current or other portion of any deferred tax asset), less the current liabilities of the Company (specifically including therein all transaction and Merger-related expenses (including, without limitation, all legal, accounting and similar expenses, and the cost of obtaining the Environmental Report (as defined infra)) of or payable by the Company, but, as to deferred revenue, including only the cost portion thereof), all as determined in accordance with GAAP as consistently applied by the Company.

(b) Estimated Working Capital. The Company shall in good faith prepare, based upon the books and records of the Company in accordance with GAAP consistently applied, and deliver to Parent at Closing an unaudited balance sheet of the Company as of a date within two days prior to the date of the Closing, which shall be accompanied by a statement of Net Working Capital as of the Closing Date computed by the Company in good faith conformably therewith (the “Estimated Working Capital”). Parent shall have the right, at any time prior to its delivery of the Closing Balance Sheet (as defined infra), to accept the Estimated Working Capital as the Final Working Capital pursuant to and for purposes of Section 1.6(e).

(c) Closing Balance Sheet. If Parent does not accept the Estimated Working Capital as the Final Working Capital, then, within sixty (60) days after the Closing Date, Parent shall prepare and deliver to the Participating Stockholders an unaudited balance sheet of the Company at and as of the Closing Date (the “Closing Balance Sheet”), which shall be accompanied by a statement of Net Working Capital as of the Closing Date computed conformably therewith (the “Statement of Working Capital”).

(d) Disputes Concerning Statement of Working Capital. During the thirty (30) days immediately following the receipt of the Statement of Working Capital by the Participating Stockholders, the Participating Stockholders and their accountants shall, at the Participating Stockholders’ expense, be entitled to review the Closing Balance Sheet and the Statement of Working Capital and any working papers, trial balances and similar materials (“Working Papers”) relating to the Closing Balance Sheet and the Statement of Working Capital prepared by Parent. The Statement of Working Capital shall become final and binding upon the parties on the thirty-first (31st) day following such receipt thereof (the “Notice Period”) unless the Stockholder Committee (as defined infra) gives written notice to Parent of its disagreement with the Statement of Working Capital (a “Notice of Disagreement”) prior to such date. Any Notice of Disagreement shall specify in reasonable detail the nature of any disagreement so asserted. If a timely Notice of Disagreement is delivered by the Stockholder Committee, then the Statement of Working Capital (as revised to incorporate the final resolutions of all matters placed in controversy by the Notice of Disagreement) shall become final and binding upon the parties on the earlier of (i) the date Parent and the Stockholder Committee resolve in writing all differences they have with respect to any matter specified in the Notice of Disagreement or (ii) the date all matters in dispute with respect thereto are finally resolved by the Independent Accounting Firm (as hereinafter defined). During the thirty (30) days immediately following the delivery of any Notice of Disagreement, Parent and the Stockholder Committee shall seek in good faith to resolve in writing any differences which they may have with respect to any matters specified in such Notice of Disagreement. During such period, Parent and the Stockholder Committee shall have access to the other’s Working Papers prepared in connection with such party’s preparation of the Closing Balance Sheet and the Statement of Working Capital and the Notice of Disagreement, as the case may be. At the end of such thirty (30) day period and if all differences have not been resolved, Parent and the Stockholder Committee shall submit to PricewaterhouseCoopers, LLP or, if PricewaterhouseCoopers, LLP is unable or not available to act in such capacity, a nationally recognized accounting firm mutually acceptable to Parent and the Stockholder Committee (the “Independent Accounting Firm”), for review and resolution any and all matters which remain in dispute and which are included in the Notice of Disagreement. The Independent Accounting Firm shall reach a final resolution of all matters and shall furnish such resolution in writing to Parent and the Stockholder Committee as soon as practicable after such matters have been referred to the Independent Accounting Firm. The Independent Accounting Firm shall use the same accounting principles (including all practices and valuation and estimation methodologies) used by the Company in the preparation of the audited balance sheet of the Company as of December 31, 2004 contained in the Historical Financial Statements (which principles, pursuant to Section 1.6(a), shall be in accordance with GAAP as consistently applied by the Company). Such resolution shall be made in accordance with this Agreement and will be conclusive and binding upon Parent and the Participating Stockholders for all purposes of this Agreement. The fees and expenses of the Independent Accounting Firm shall be allocated (as a post-Closing expense) to be paid by the Surviving Corporation and/or the Participating Stockholders as follows: the Surviving Corporation shall be responsible for that percentage of such fees and expenses as is equal to the percentage of the amount of the Net Working Capital as of the Closing Date placed in dispute by the Notice of Disagreement that the Independent Accounting Firm agrees in its final written resolution should be included in the Final Working Capital; the Participating Stockholders, in proportion to their respective Percentage Shares, shall be responsible for the balance thereof, all as determined by the Independent Accounting Firm.

(e) Final Working Capital. “Final Working Capital” shall mean the Net Working Capital as of the Closing Date as finally determined in accordance with the provisions of this Section 1.6 either upon agreement by the parties, by expiration of the Notice Period without delivery of a Notice of Disagreement, or by resolution of a dispute in accordance with the provisions of Section 1.6(d). Upon such final determination, the Merger Consideration will be reduced or increased by the amount, if any, by which Benchmark Working Capital exceeds or is less than, respectively, Final Working Capital (the amount of any such adjustment is referred to herein as the “Working Capital Adjustment”). Upon such final determination, the parties shall proceed as follows:

(i) If Final Working Capital is less than Benchmark Working Capital, then (1) Parent shall retain the Working Capital Holdback to the extent of such shortfall (pursuant to the terms of the Escrow Agreement), (2) Parent shall pay the remainder, if any, of the Working Capital Holdback to the Participating Stockholders in accordance with their respective Percentage Shares (pursuant to the terms of the Escrow Agreement), and (3) to the extent such shortfall exceeds the amount of the Working Capital Holdback, each Participating Stockholder shall remit to Parent his or its Percentage Share of the amount of such excess shortfall in cash; or

(ii) If Final Working Capital is equal to or exceeds Benchmark Working Capital, then Parent shall pay the entire amount of the Working Capital Holdback (pursuant to the terms of the Escrow Agreement), plus any additional amount by which the Final Working Capital exceeds the Benchmark Working Capital, to the Participating Stockholders in accordance with their respective Percentage Shares.

(f) Disposition of Funds. All payments under this Section 1.6 shall be remitted in immediately available funds within three (3) business days after the determination of Final Working Capital. No interest shall be payable on any amounts so paid. If any Participating Stockholder fails to pay any amount owed to Parent under this Section 1.6 when due, then Parent shall be entitled to satisfy such shortfall from such Participating Stockholder’s interest in (equal to its Percentage Share of) the Indemnity Holdback deposited by Parent in the Escrow Account; provided that neither the exercise of, nor the failure to exercise, such right will constitute an election of remedies or limit Parent in any manner in the enforcement of any other remedies that may be available to it hereunder.

1.7. Delivery of Consideration.

(a) At the Closing, each Participating Stockholder will deliver to Parent a letter of transmittal substantially in the form of Exhibit B and instructions for its use in effecting the surrender of the Preferred Stock held by him or it against payment therefor pursuant to the terms of this Article I. Upon surrender of the appropriate documents in respect of a Participating Stockholder’s Preferred Stock to Parent, together with such letter of transmittal duly executed, such Participating Stockholder will be entitled to receive on the Closing Date in exchange therefor such holder’s respective Percentage Share of the Closing Payment, which amount will be paid by Parent to each Participating Stockholder by wire transfer, and the surrendered securities will be canceled. No interest will be paid or accrued on the cash payable upon the surrender of such securities. The balance of the Merger Consideration (if any becomes due) will be payable to the Participating Stockholders according to the terms of Section 1.6, Article VIII and the Escrow Agreement.

(b) If the payment is to be made to an individual, a partnership, a joint venture, a limited liability company, a corporation, a trust, an unincorporated organization or any other person other than the Participating Stockholder in whose name Preferred Stock is registered on the stock records of the Company, it will be a condition of payment that (a) the documentation representing such Preferred Stock so surrendered will be properly endorsed or otherwise in proper form for transfer and (b) the Participating Stockholder requesting such payment or issuance will pay any transfer or other Taxes (as defined infra) required by reason of the payment or issuance to a person other than the registered holder of the Preferred Stock surrendered or establish to the satisfaction of Parent that such Tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this Section 1.7, each issued and outstanding share of Preferred Stock will, from and after the Effective Time, represent only the right to receive the amount provided by this Article I with respect thereto, without any interest thereon.

1.8. No Further Ownership Rights in Company Securities. The cash payments to be delivered to the Participating Stockholders on or after the Closing as described herein will respectively be deemed to have been delivered in full satisfaction of all rights pertaining to the Company Securities accruing to the holders thereof. From and after the Closing Date, there will be no transfers on the stock transfer books of the Company, and as of the Effective Time all shares of the Company Stock will be cancelled. Specifically, upon consummation of the Merger, certificates that immediately prior to the Effective Time represented outstanding Company Stock shall cease to represent any rights with respect thereto and, subject to applicable Law (as defined infra) and this Agreement, such certificates shall only represent the right to receive the Merger Consideration relating thereto, if any.

ARTICLE II: REPRESENTATIONS AND WARRANTIES OF COMPANY

The Company hereby represents and warrants to Parent and Sub (i) as of the date of this Agreement, as follows, as qualified by the information contained in the applicable Schedules in the form attached hereto as of the date of this Agreement (“Execution Date Schedules”), and (ii) as of the Closing Date, as follows, as qualified by the Execution Date Schedules supplemented as permitted by Section 4.14:

2.1. Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each Subsidiary of the Company listed on Schedule 2.1 is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation. Except as set forth in Schedule 2.1, the Company and each such Subsidiary (each, a “Company Subsidiary”) has all requisite corporate power and authority to own, lease and operate its Assets and to carry on its business as it is now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature or level of the business conducted by it, or the ownership, leasing or use of its Assets, makes such qualification necessary. Except as set forth in Schedule 2.1, the Company has no Subsidiaries, does not, directly or indirectly, own or control any investment or interest (whether in the form of debt or equity) in any other person, and owns all of the issued and outstanding capital stock of or other equity interests in each Company Subsidiary.

2.2. Certificate of Incorporation and Bylaws. The Company has provided to Parent complete and correct copies of (i) the Company’s Certificate of Incorporation and Bylaws, and the equivalent organizational documents for each Company Subsidiary, in each case as amended or restated, as in effect as of the Closing Date, (ii) the minute books relating to all meetings of stockholders, board of directors and committees of the Company and each Company Subsidiary, (iii) all stock transfer books of the Company and each Company Subsidiary, and (iv) a list of the current officers and directors of the Company and each Company Subsidiary. The Company has made available to Parent complete and correct copies of all stock certificate books of the Company and each Company Subsidiary. Neither the Company nor any Company Subsidiary is in violation of any of the provisions of its Certificate of Incorporation or Bylaws (or equivalent organizational documents), in each case as amended or restated. In addition, such minute books (containing the record of meetings of the stockholders, the board of directors and any committees of the board of directors), stock certificate books and stock transfer books of the Company and each Company Subsidiary accurately reflect the actions and matters required to be contained therein.

2.3. Capital Structure.

(a) The authorized capital stock of the Company consists of (i) 200,000,000 shares of Common Stock, of which 2,302,790 shares are issued and outstanding, and (ii) 150,000,000 shares of Preferred Stock, of which 33,333,334 have been designated as Series A Convertible Preferred Stock, of which 33,333,334 are issued and outstanding, 33,333,334 of which have been designated as Series B Convertible Preferred Stock, of which 33,333,334 are issued and outstanding, and 33,333,334 of which have been designated as Series C Convertible Preferred Stock, of which 33,333,334 are issued and outstanding. As of the date hereof, 11,841,140 shares of Common Stock are reserved for issuance upon the exercise of outstanding employee stock options under the Company’s 1995 Stock Option Plan (the “Stock Plan”), and options for a total of 6,721,000 shares of Common Stock have been granted and remain outstanding under the Stock Plan (the “Company Options”). As to the holder of any Company Option(s), Schedule 2.3(a) sets forth: (i) the name of the holder; (ii) the number of shares of Common Stock covered by such Company Option(s); (iii) the exercise price(s) applicable to such Company Option(s); (iv) the date(s) of grant applicable thereto; and (v) the number of Company Options vested, if any, applicable thereto. Other than the Company Options, there are no other outstanding options, warrants, rights or other securities convertible into or exercisable for any equity securities of the Company or any Company Subsidiary issued or, to the knowledge of the Company, outstanding, and no Company Securities are held by the Company in its treasury. Other than the Company Securities, there are no outstanding securities issued by the Company. True and complete copies of the Stock Plan, the Shareholders’ Agreement dated as of February 20, 1996, as amended (the “Shareholders’ Agreement”), the Founders’ Shareholder Agreement dated as of February 20, 1996 (the “Founders’ Shareholder Agreement”), and the Registration Rights Agreement dated as of February 20, 1996 (together with the Shareholders’ Agreement and the Founders’ Shareholder Agreement, the “Shareholder Agreements”), in each case as amended or restated, and all other agreements and instruments setting forth the rights of all Company Securities, have been delivered to Parent or its counsel.

(b) All of the issued and outstanding shares of the Company Stock are duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by statute, the Company’s Certificate of Incorporation or Bylaws or any agreement to which the Company is a party or bound, other than the Shareholders’ Agreement. There are no bonds, debentures, notes or other indebtedness, issued or outstanding which (i) have the right to vote (or are convertible or exercisable into securities having the right to vote) with holders of Common Stock or Preferred Stock on any matter, or (ii) are or will become entitled to receive any payment as a result of the execution of this Agreement or the completion of the transactions contemplated hereby. Except as disclosed in Schedule 2.3(b), there are no options, warrants, calls or other rights (including subscription rights or registration rights), agreements, proxies, voting rights agreements, voting trusts, arrangements or commitments of any character, presently outstanding, which (i) obligate the Company or any Company Subsidiary to issue, deliver or sell shares of its capital stock or debt securities, (ii) obligate the Company or any Company Subsidiary to grant, extend or enter into any such option, warrant, call or other such right, agreement, proxy, voting trust, arrangement or commitment, (iii) obligate the Company to repurchase, redeem or otherwise acquire any shares of Company Stock, or (iv) to the knowledge of the Company, relate to the issued capital stock of, or other outstanding equity interests in, the Company.

(c) The Company has all requisite corporate power and authority to execute and deliver this Agreement and, assuming due authorization by the Company’s stockholders, to perform its obligations hereunder and to consummate the Merger. As of the date of this Agreement, the Company’s Board of Directors (the “Board”) has unanimously determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of the stockholders of the Company and has unanimously recommended that the stockholders of the Company approve this Agreement and adopt the Merger. The action taken by the Board constitutes approval of the Merger and the other transactions contemplated hereby by the Board for purposes of Section 203 of the DGCL, such that the restrictions of Section 203 of the DGCL do not apply to this Agreement or the transactions contemplated by this Agreement. Except for submitting this Agreement to the Company’s stockholders for approval, no other corporate proceeding or approval is required on the part of the Company to consummate the Merger. The delivery of the Stockholder Consents (as defined infra) to the Board, as contemplated by Section 6.12, shall constitute approval of this Agreement and the Merger by the stockholders of the Company in accordance with the applicable provisions of the DGCL and the Company’s Certificate of Incorporation and Bylaws. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery thereof by the other parties hereto, constitutes the legal, valid and binding obligation of the Company enforceable in accordance with its terms.

2.4. No Conflict; Required Filings and Consents.

(a) Except as set forth on Schedule 2.4(a), the execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, (i) conflict with or violate the Company’s Certificate of Incorporation or Bylaws, in each case as amended or restated, (ii) except as would not reasonably be expected to have a Company Material Adverse Effect, conflict with or violate any federal, state, foreign or local law, statute, ordinance, rule, regulation, order, guidance, policy, judgment or decree (collectively, “Law”) that is applicable to the Company or by which any of its properties is bound or to which any of its properties is subject, or (iii) except as would not reasonably be expected to have a Company Material Adverse Effect, result in any violation of or breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration, suspension or cancellation of, or require payment under, or result in the loss or impairment of, or result in the creation of an Encumbrance on, any of the properties or Assets of the Company under or pursuant to, any note, bond, mortgage, security agreement, indenture, contract, agreement, lease, license, right, permit, franchise or other instrument or obligation to which the Company is a party or by which the Company or any of its Assets is bound or to which any of its Assets is subject.

(b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require the Company to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any governmental, regulatory or quasi-governmental authority, domestic or foreign (collectively, “Governmental Entities”) based on applicable Law and/or other requirements of Governmental Entities, except for the filing of the Delaware Certificate of Merger with the Delaware Secretary of State.

2.5. Permits; Compliance. Except as set forth on Schedule 2.5, the Company is in possession of all material franchises, grants, authorizations, licenses, permits and permissions, easements, variances, exemptions, consents, certificates, approvals, orders and other rights and authorities necessary to own, lease, operate, use, access, disclose, and exercise intellectual property or other rights in, its Assets and to carry on its business as it is now being conducted (collectively, the “Company Permits”), and, except as set forth on Schedule 2.5, there is no written notice, claim, action, proceeding or investigation pending or, to the knowledge of the Company, threatened regarding modification, suspension or cancellation of any material Company Permits or any lack of rights or authority (or exceeding rights or authorities) under any of them. Except as set forth on Schedule 2.5, the Company is not in conflict with, or in default or violation of, (i) any Law applicable to the Company or which any of its Assets is bound by or subject to or (ii) any of the Company Permits. Except as set forth on Schedule 2.5, the Company has not received from any Governmental Entity or any other person any notification in a record with respect to possible conflicts, defaults or violations of Law, except for any possible conflicts, defaults or violations of Law that would not reasonably be expected to have a Company Material Adverse Effect.

2.6. Financial Statements.

(a) Schedule 2.6 contains true, correct and complete copies of the unaudited balance sheet of the Company as of December 31, 2005, and the related statement of operations, statement of cash flows and statement of shareholders equity (deficit) for the twelve-month period then ended (the “Preliminary 2005 Financial Statements”), and of the audited balance sheets of the Company as of December 31, 2002, 2003 and 2004, and the related statements of operations, statements of cash flows and statements of shareholders equity (deficit) for the twelve month periods then ended, and the notes and schedules thereto (together with the Preliminary 2005 Financial Statements, the “Historical Financial Statements”). The Historical Financial Statements (i) are accurate and complete in all material respects, in accordance with the assumptions and methodology set forth therein, (ii) have been prepared based on the books and records of the Company in accordance with GAAP, and present fairly in all material respects the financial condition, results of operations and cash flows of the Company for the respective dates and periods indicated, and (iii) contain and reflect all necessary adjustments, accruals, provisions and allowances for a fair presentation in all material respects of the Company’s financial condition, results of operations and cash flows for the periods covered, except, in the case of the Preliminary 2005 Financial Statements only, for only the omission of notes thereto and the absence of a qualification of such financial statements relating to the mandatory redemption right of Cox DDI, Inc. maturing March 1, 2006, to have the Company redeem its Series C Convertible Preferred Stock (the “Redemption Right”) and, solely with respect to the Redemption Right, an attendant going concern qualification. Upon delivery by the Company to Parent of the FY 2005 Financial Statements (as defined infra), the FY 2005 Financial Statements shall be deemed included in the definition of Historical Financial Statements for all purposes contemplated by this Agreement, including, without limitation, this Section 2.6(a).

(b) The Company (2) makes and keeps accurate books and records and (3)maintains internal accounting controls which provide reasonable assurance that (x) transactions are executed in accordance with management’s authorization, (y) transactions are recorded as necessary to permit preparation of its financial statements and to maintain accountability for its Assets, (z) access to its Assets is permitted only in accordance with management’s authorization and (zz) the reported accountability for its Assets is compared with existing Assets at reasonable intervals.

(c) Except as set forth on Schedule 2.6(c), to the knowledge of the Company, the “trade accounts receivable” and the “unbilled receivables” reflected on the balance sheet contained in the Preliminary 2005 Financial Statements (the “Final Balance Sheet”) are valid receivables subject to no setoffs or counterclaims, and have been outstanding receivables on the Company’s books and records for fewer than 90 days. On the Closing Date, there are no receivables due from any of the Company’s officers, directors or stockholders.

2.7. No Undisclosed Liabilities. Except as disclosed on Schedule 2.7, the Company has no liabilities or other material pecuniary obligations of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, including liabilities for Taxes (“Liability” or “Liabilities”), and there is no existing condition, situation or set of circumstances which could reasonably be expected to result in such a Liability, other than Liabilities fully reflected or reserved against on the face of the Final Balance Sheet, and any Liabilities incurred in the Ordinary Course of Business of the Company since December 31, 2005 through the Closing Date.

2.8. Anti-Takeover Statute Not Applicable. None of the restrictions in any “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation under the Law of the State of Delaware or the State of California or other applicable Law (each, a “Takeover Statute”) is applicable to the Merger or any of the other transactions contemplated by this Agreement.

2.9. Absence of Certain Changes or Events.  Since December 31, 2005, there has not been any material adverse change in the business, financial condition, operations, results of operations or prospects (except solely as incident to the potential consummation of the Merger) of the Company except as disclosed in Schedule 2.9. Without limiting the generality of the foregoing, since that date, except as disclosed in Schedule 2.9:

(a) the Company has not entered in to any Transaction with respect to its Assets or with its customers, other than for fair consideration in the Ordinary Course of Business of the Company;

(b) the Company has not entered into any other Transaction or any agreement, contract, lease or license outside the Ordinary Course of Business of the Company;

(c) no party (including the Company) has accelerated, terminated, modified (in any material respect) or canceled any material agreement, contract, lease or license (or material series of related agreements, contracts, leases and licenses) to which the Company is a party or by which the Company is bound;

(d) the Company has not imposed, granted, allowed or consented to any Security Interest upon any of its Assets outside of the Ordinary Course of Business of the Company;

(e) the Company has not made any capital expenditure (or series of related capital expenditures) either involving more than an aggregate of $1,300,000 (the amount of the Company’s 2006 Capital Expenditure Budget, as previously adopted by the Board) or outside the Ordinary Course of Business of the Company;

(f) the Company has not made any capital investment in, any loan to, or any acquisition of the securities or material Assets of, any other person (or series of related capital investments, loans, and acquisitions);

(g) the Company has not issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation;

(h) the Company has not delayed or postponed the payment of accounts payable, accrued expenses or other Liabilities outside the Ordinary Course of Business of the Company;

(i) the Company has not canceled, lost, compromised, waived, or released any material right or claim (or material series of related rights and claims);

(j) the Company has not granted any license or sublicense of any material rights under or with respect to any Asset or Intellectual Property;

(k) there has been no change made or authorized in the Company’s Certificate of Incorporation or Bylaws;

(l) the Company has not issued, sold or otherwise disposed of any of its capital stock, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any of its capital stock;

(m) the Company has not declared, set aside, or paid any dividend or made any distribution with respect to its capital stock (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its capital stock;

(n) the Company has not experienced any material damage, destruction, or loss (whether or not covered by insurance and whether tangible or intangible) to its Assets;

(o) the Company has not made any loan to, or entered into any other Transaction with, any of its directors, officers and employees;

(p) the Company has not entered into or modified the terms of any employment contract for any employee outside of the Ordinary Course of Business of the Company, or for any employee who is also an officer or director of the Company, or collective bargaining agreement, written or oral;

(q) the Company has not granted any increase in the compensation of any of its directors, officers and employees (except for any such increase in the Ordinary Course of Business of the Company to an employee (who is not also a director or officer of the Company));

(r) the Company has not adopted, amended, modified or terminated any bonus, profit-sharing, incentive, severance or other benefit plan, or commitment for the benefit of any of its directors, officers and employees (or taken any such action with respect to any other Employee Benefit Plan);

(s) the Company has not made any other change in employment terms for any of its employees outside of the Ordinary Course of Business of the Company, or for any employee who is also an officer or director of the Company;

(t) there has not been any material other occurrence, event, incident, action, failure to act or transaction outside the Ordinary Course of Business of the Company involving the Company; and

(u) the Company has not committed to perform any of the foregoing.

2.10. Absence of Litigation. Except as disclosed on Schedule 2.10, there is no claim, action, suit, litigation, proceeding, arbitration or investigation of any kind, at law or in equity (including actions or proceedings seeking injunctive relief), pending or threatened against the Company or any of its Assets. The Company is not subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with or continuing investigation by, any court or Governmental Entity, or any judgment, order, writ, injunction, decree or award of any court, Governmental Entity or arbitrator. Except as disclosed on Schedule 2.10, to the knowledge of the Company, there is no existing fact, event, condition, circumstance or other matter which is reasonably likely to result in any litigation, arbitral or similar proceeding having a Company Material Adverse Effect.

2.11. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates.

2.12. Tax Matters.

(a) The Company and each of its Subsidiaries has timely filed (or caused to be filed) all federal, state, local and foreign Tax returns, reports and information statements (“Returns”) required to be filed by it, which Returns are true, correct and complete in all material respects. All Taxes required to be paid in respect of the periods covered by such Returns (“Return Periods”) have either been paid or fully accrued on the books of the Company. The Final Balance Sheet contains adequate accruals for all unpaid Taxes through the date thereof, and all unpaid Taxes in respect of periods thereafter and prior to the Closing will be fully accrued on the books and records of the Company prior to Closing. As of the date of the Final Balance Sheet, the Company has no Liabilities for Taxes, other than such Liabilities as are reflected thereon. The Company has not taken any position on any Tax Return or filing which is or would be subject to penalties under Section 6662 of the Code. Except as set forth on Schedule 2.12, neither the Company nor any of its Subsidiaries has requested or been granted any extension of time to file any Return that has not yet been filed. The Company has provided or made available to Parent true and correct copies of all Returns for the Company and each of its Subsidiaries, all correspondence with any taxing authority, all Tax work papers and other similar Tax data for taxable periods ending on or after December 31, 2001.

(b) No deficiencies or adjustments for any Tax of the Company or any of its Subsidiaries have been claimed, proposed or assessed or threatened in writing. No claim has ever been made in writing by an authority in a jurisdiction where the Company does not file Returns that the Company is or may be subject to taxation by that jurisdiction. Schedule 2.12(b) accurately sets forth the years for which the Company’s and each of its Subsidiaries’ federal and state income Returns, respectively, have been audited and any years which are the subject of a pending audit by the Internal Revenue Service (“IRS”) and/or the applicable state taxing agencies. Except as disclosed on Schedule 2.12(b), neither the Company nor any of its Subsidiaries is subject to any pending Tax audit or examination and no such Tax audit or examination has been threatened in writing. Neither the Company nor any of its Subsidiaries has entered into any agreements, waivers or other arrangements in respect of the statute of limitations in respect of its Taxes or Tax Returns. Schedule 2.12(b) sets forth as of December 31, 2004 the amount of any consolidated net operating loss carryover of the Company and its Subsidiaries.

(c) For the purposes of this Agreement, the terms “Tax” and “Taxes” shall include all federal, state, local and foreign taxes, assessments, duties, tariffs and other similar governmental charges including all income, franchise, property, production, sales, use, payroll, license, windfall profits, severance, withholding, excise, gross receipts and other taxes, as well as any interest, additions or penalties relating thereto and any interest in respect of such additions or penalties.

(d) There are no Liens for Taxes upon the Assets of the Company or any of its Subsidiaries except for Taxes that are not yet payable. The Company has withheld all Taxes required to be withheld in respect of wages, salaries and other payments to all employees, officers and directors and any other person and has timely paid all such amounts withheld to the proper taxing authority.

(e) Neither the Company nor any of its Subsidiaries is liable for any payment that would be includible in the gross income of an employee, director, or independent contractor of the Company or any of its Subsidiaries as a result of the application of Section 409A of the Code.

(f) With respect to Parent’s payment of the Merger Consideration, Parent is not required to deduct and withhold any monies in connection therewith from the Participating Stockholders under the Code, or any applicable Law, including, without limitation, any applicable provision of state, local, or foreign Tax law. Without limiting the generality of the foregoing, the Participating Stockholders are not subject to withholding under Section 1445 of the Code (or any corresponding provision of California law) with respect to any transaction contemplated hereby.

(g) Neither the Company nor any of its Subsidiaries has engaged in any “reportable transaction” as defined in Treasury Regulation Section 1.6011-4(b)(1).

(h) No consent or agreement has been made under Section 341(f) of the Code by or on behalf of the Company, any of its Subsidiaries or any predecessor thereof. Neither the Company nor any of its Subsidiaries is and neither has ever been a party to any Tax sharing or Tax allocation agreement. No item of income or gain reported by the Company for financial accounting purposes in any pre-Closing period is required to be included in taxable income in any post-Closing period. Neither the Company nor any of its Subsidiaries has ever been a member of any affiliated group of corporations within the meaning of Section 1504 of the Code. Neither the Company nor any of its Subsidiaries has participated in, or cooperated with, an international boycott within the meaning of Section 999 of the Code. For any taxable period beginning before the Closing Date, neither the Company nor any of its Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code (or similar provisions of other law or regulations) by reason of a change in accounting method; nor does the Company have any knowledge that the IRS (or other taxing authority) has proposed, or is considering, any such change in accounting method. Neither the Company nor any of its Subsidiaries is a party to any agreement, contract, or arrangement that would result in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code or any similar provision of foreign, state or local law. Neither the Company nor any of its Subsidiaries has and has not had a “permanent establishment” (as defined in any applicable income tax treaty) in any country other than the United States. There are no outstanding rulings or requests for rulings from any taxing authority with respect to the Company or any of its Subsidiaries.

(i) Except as a result of the Merger, the use of any net operating loss carryover, net capital loss carryover, unused investment credit or other credit carryover of the Company or any of its Subsidiaries is not subject to any limitation pursuant to Section 382 of the Code or otherwise. The Company is not and has never been a real property holding corporation within the meaning of Section 897 of the Code. None of the assets of the Company or any of its Subsidiaries is property that is required to be treated as owned by any other person pursuant to the “safe harbor lease” provisions of former Section 168(f)(8) of the Code and in effect immediately prior to the enactment of the Tax Reform Act of 1986 and none of the Assets of the Company is “tax exempt use property” within the meaning of Section 168(h) of the Code. None of the Assets of the Company or any of its Subsidiaries secures any debt the interest on which is tax exempt under Section 103 of the Code. Neither the Company nor any of its Subsidiaries is liable for Taxes under the provisions of Treasury Regulation Section 1.1502-6(a).

(j) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement, or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated hereby.

2.13. Real Property.

(a) The Company has never owned any real property.

(b) Schedule 2.13(b) lists and describes briefly all real property leased or subleased to the Company. The Company has delivered to Parent correct and complete copies of the leases and subleases listed in Schedule 2.13(b). With respect to each lease and sublease listed in Schedule 2.13(b):

(i) the lease or sublease is legal, valid, binding, enforceable and in full force and effect;

(ii) except as set forth on Schedule 2.4(a), the consummation of the Merger will not affect the terms or enforceability of the lease or sublease;

(iii) no party to the lease or sublease is in breach or default in any material respect, and no event has occurred which, with notice or lapse of time, would constitute a breach or default in any material respect or permit termination, modification, or acceleration thereunder;

(iv) no party to the lease or sublease has repudiated any material provision thereof;

(v) there are no material disputes, oral agreements or forbearance programs in effect as to the lease or sublease;

(vi) the Company has not assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the leasehold or subleasehold; and

(vii) except as set forth on Schedule 2.13(b), all facilities leased or subleased thereunder have received all approvals of Governmental Entities (including licenses and permits) required in connection with the operation thereof and have been operated and maintained in all material respects in accordance with applicable Law.

2.14. Intellectual Property.

(a) Except as set forth on Schedule 2.14(a), the Company owns or has rights pursuant to license, sublicense, agreement or permission, applicable Law or otherwise, to all Intellectual Property and Information Assets necessary for the operation of the Company’s business as presently conducted, proposed to be conducted prior to the Closing Date, and as required to be conducted in accordance with applicable Law and Company obligations. Each Information Asset and each item of Intellectual Property owned, leased or used by the Company will be owned, leased or available for use by the Company on the identical terms and conditions immediately subsequent to the Closing. The Company has taken all reasonably necessary and desirable action to maintain and protect each such material Information Asset and each such material item of Intellectual Property.

(b) Except as set forth on Schedule 2.14(b), the Company has not interfered with, infringed upon, misappropriated, converted, violated, trespassed upon, exceeded authority or consent with respect to, disclosed without authority, or otherwise come into conflict with (collectively “Transgressed”) any Intellectual Property rights or rights in Information Assets of any third party. Except as disclosed in Schedule 2.14(b), to the knowledge of the Company, the Company has not received, within the preceding five (5) years, any oral or written charge, complaint, claim, demand or notice alleging that any such rights were Transgressed (including any claim that the Company must license or refrain from using any Intellectual Property rights of any third party). To the Company’s knowledge, except as set forth in Schedule 2.14(b), no third party has Transgressed any Intellectual Property rights or Information Assets of the Company.

(c) Schedule 2.14(c) identifies each patent or trademark, domain name and copyright registration that has been issued to the Company or any Affiliate of the Company with respect to any of its Intellectual Property or Information Assets, identifies each pending application or application for registration that the Company or any Affiliate of the Company has made with respect to any of its Intellectual Property or Information Assets, identifies all domain names that are used by, registered to or held by the Company or any Affiliate of the Company, and identifies each license, agreement, or other permission which the Company or any Affiliate of the Company has granted to any third party with respect to any of its material Intellectual Property or material Information Assets (together with any exceptions). The Company has delivered to Parent correct and complete copies of all the items listed on Schedule 2.14(c) (as such items are amended to date). Schedule 2.14(c) also identifies each trade name or unregistered trademark used by the Company or any Affiliate of the Company in connection with any of its businesses. With respect to each item of Intellectual Property or Information Asset required to be identified in Schedule 2.14(c):

(i) except as set forth in Schedule 2.14(c), the Company possesses all (x) right, title, and interest in and to the item, or (y) possesses all exclusive or nonexclusive rights in the item such that no other person holds a rightful claim to, or interest in, the Intellectual Property or Information Asset which could interfere in any material respect with the Company’s enjoyment of the Company’s rights thereto, and the right, title and/or interest described in (x) or (y) is free and clear of any Security Interest, license, or other material restriction;

(ii) such item is not subject to any outstanding injunction, judgment, order, decree, ruling or charge;

(iii) no action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand is pending or, to the knowledge of the Company, threatened which challenges the legality, validity, enforceability, use or ownership of or license or right in or to such item;

(iv) no consents are required for the exercise of any rights in the item by Parent or the Company as a result of the Merger;

(v) the Company is not, nor as a result of the execution or delivery of this Agreement, or performance of the Company’s obligations hereunder, will the Company be, in violation of any material Transaction relating to the Company’s Intellectual Property or Information Assets to which the Company is a party or otherwise bound; and

(vi) the Company has never agreed to indemnify any person for having Transgressed such item.

(d) Schedule 2.14(d) identifies each material Information Asset and each item of Intellectual Property that any third party owns and that the Company or any Affiliate of the Company uses pursuant to license, sublicense, agreement, consent or permission, applicable Law or other authority (collectively, “Authority”), other than shrink-wrap and click-wrap licenses for computer software. The Company has delivered to Parent correct and complete copies of each such Authority (as amended to date). With respect to each item of Intellectual Property and Information Asset required to be identified in Schedule 2.14(d):

(i) the Authority covering such item is legal, valid, binding, enforceable and in full force and effect;

(ii) the Authority will continue to be legal, valid, binding, enforceable and in full force and effect on the identical terms immediately after the Closing;

(iii) no party to the Authority or other person is in violation of it or in breach or default thereof in any material respect, and no event has occurred which with notice or lapse of time would constitute a violation, breach or default thereof in any material respect or permit cancellation, modification or acceleration thereunder;

(iv) no royalty or other remuneration of any type is payable with respect to any such item;

(v) with respect to each sublicense, the representations and warranties set forth in items (i) through (iv) above are true and correct in all material respects with respect to the underlying license;

(vi) the item is not subject to any outstanding injunction, judgment, order, decree, ruling or charge;

(vii) no action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand is pending or, to the knowledge of the Company, threatened which challenges the legality, validity or enforceability of the item;

(viii) except as set forth on Schedule 2.4(a), no consents are required for the continued existence or exercise of any rights in the item by Parent or the Company as a result of the Merger; and

(ix) the Company has not delegated any material rights and has not granted any sublicense or similar right with respect to the Authority.

(e) To the extent that the Company’s material products, websites, services or Information Assets use, embed or incorporate any software that is subject to any “open source,” “copyleft,” or other similar types of license terms (including any GNU General Public License, Library GNU General Public License, GNU Lesser General Public License, Mozilla license, Berkeley Software Distribution license, Open Source Initiative license, MIT, Apache, and Public Domain licenses, or similar licenses), such use, embedding or incorporating has been and is in all material respects consistent with the standard practice for companies similar to the Company in the visual effects industry.

(f) The Company is not a member of any standards organization (including any similar organizations, such as special interest groups or associations).

(g) Except as set forth on Schedule 2.14(g), no parties other than the Company possess any current or contingent rights to any source code that is part of the Company’s Intellectual Property or Information Assets (including through any escrow account).

2.15. Tangible Assets; Security Interests. Schedule 2.15 lists all the material tangible Assets of the Company. Except as set forth on Schedule 2.15, the Company owns and has good and marketable title to all of the tangible Assets necessary for the conduct of its business as presently conducted. The Company has paid all Taxes due or incurred upon the purchase of such Assets. The tangible Assets of the Company are in good operating condition and repair. Except as disclosed on Schedule 2.15, there are no Security Interests on any of the Assets of the Company, other than Permitted Liens.

2.16. Inventory. All of the inventory of the Company consists of tape stock, all of which is fit for the purpose for which it was procured or manufactured, and none of which is slow-moving, obsolete, damaged or defective, subject only to the reserve for inventory write-down set forth on the face of the Final Balance Sheet, as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company. There are no Security Interests on any of the Inventory, other than Permitted Liens.

2.17. Contracts and Policies. Schedule 2.17 lists the following Contracts to which the Company is currently a party, except for those Contracts with respect to which the consequences of a default or termination by either party would not have a Company Material Adverse Effect:

(a) any agreement (or group of related agreements) for the lease of personal property to or from any person;

(b) any agreement (or group of related agreements) for the purchase or sale of raw materials, commodities, supplies, products or other personal property, or for the furnishing or receipt of services;

(c) any partnership or joint venture agreement;

(d) any agreement (or group of related agreements) under which it has created, incurred, assumed or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation, in any amount, or under which it has imposed a Security Interest on any of its Assets, tangible or intangible;

(e) any agreement concerning non-competition, exclusivity, non-solicitation, right of first refusal, right of first negotiation or, to the extent (i) materially restricting the business or operations of the Company or (ii) outside of the Ordinary Course of Business of the Company, confidentiality;

(f) any agreement with any stockholder of the Company;

(g) any agreement to supply goods or services or Information to any party, whether a related party or an unrelated third party, or to receive goods or services or Information from any party, whether a related party or an unrelated third party, other than in the Ordinary Course of Business of the Company;

(h) any agreement which has a covenant or condition relating to a change of control, including any agreement to provide consideration or accelerate options to purchase stock;

(i) any profit sharing, stock option, stock purchase, stock appreciation, deferred compensation, severance or other material plan or arrangement (including any Employee Benefit Plan) for the benefit of its current or former directors, officers and employees;

(j) any collective bargaining agreement;

(k) any agreement for the employment of any individual on a full-time, part-time, consulting or other basis;

(l) any agreement with respect to which the consequences of a default or termination would be reasonably likely to have a Company Material Adverse Effect;

(m) any agreements regarding telephonic or electronic (including without limitation, by telephone or cellular phone, email, mobile services, Internet or otherwise) advertising, marketing or promotions, linking, use of search engines or metatags or the like, or insertion of any Information onto a device owned or operated by third parties such as customers of the Company; or

(n) any agreements for current or continuing or ongoing services with customers of the Company (including, without limitation, motion picture, advertising or commercial customers).

The Company has delivered to Parent a correct and complete copy of each written Contract listed in Schedule 2.17 and a written summary setting forth the material terms and conditions of each oral Contract referred to in Schedule 2.17. With respect to each such Contract (i) such is legal, valid, binding, enforceable and in full force and effect; (ii) such will continue to be legal, valid, binding, enforceable and in full force and effect on the identical terms immediately after the consummation of the transactions contemplated hereby; (iii) no party thereto or other person is in noncompliance, breach or default in any material respect with respect thereto, and no event has occurred which with notice or lapse of time would constitute an act of noncompliance, breach or default with respect thereto in any material respect, or permit cancellation, modification or acceleration, under such Contract; and (iv) no party thereto has repudiated any material provision of such Contract.

2.18. Omitted.

2.19. Powers of Attorney. Except as disclosed in Schedule 2.19, there are no outstanding powers of attorney executed on behalf of the Company.

2.20. Insurance. Schedule 2.20 sets forth the following information with respect to each current insurance policy (including but not limited to policies providing property, casualty, liability and workers’ compensation coverage, bond and surety arrangements and coverage for Information Assets and Intellectual Property) to or under which the Company is a party, a named insured, or otherwise the beneficiary of coverage:

(a) the name, address, and telephone number of the agent;

(b) the name of the insurer, the name of the policyholder and the name of each covered insured;

(c) the policy number, the period of coverage and the amount of the annual premiums payable; and

(d) the scope (including an indication of whether the coverage was on a claims made, occurrence, or other basis) and amount (including a description of how deductibles and ceilings are calculated and operate) of coverage.

With respect to each such insurance policy: (i) such policy is legal, valid, binding, enforceable and in full force and effect; (ii) except as disclosed in Schedule 2.4(a), such policy will continue to be legal, valid, binding, enforceable and in full force and effect on identical terms immediately after the consummation of the transactions contemplated hereby; (iii) neither the Company nor any other party to the policy is in breach or default thereof in any material respect (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default in any material respect, or permit termination, modification, or acceleration, under such policy; and (iv) no party to the policy has repudiated any provision thereof. The Company has been covered during the past three years by insurance in scope and amount customary and reasonable for the business in which it has engaged. Schedule 2.20 also describes completely and accurately any self-insurance arrangements (e.g., establishing reserves for future losses instead of purchasing insurance) affecting the Company, other than as reflected on the Final Balance Sheet.

2.21. Employees. Schedule 2.21 sets forth a true and complete list of all employees of the Company as of January 31, 2006, their respective positions, locations, salaries or hourly wages, accrued vacation (in monetary value), bonus and other compensation arrangements and severance arrangements. Except as set forth in Schedule 2.21, each employee of the Company is employed on an “at will” basis. Each employee of the Company has executed a proprietary information and inventions agreement in substantially one of the forms attached to Schedule 2.21. The Company is and has been in compliance in all material respects with all applicable Law respecting employment practices and no grounds exist for the assertion of any material claims or initiation of any material proceedings against the Company in connection therewith. The Company is not a party to or bound by any collective bargaining agreement, nor has it experienced any strikes, grievances, except as set forth in Schedule 2.21, claims of unfair labor practices, or other collective bargaining disputes. To the knowledge of the Company, except as set forth on Schedule 2.21, the Company has not committed any unfair labor practice nor has it received any notice from any third party with respect thereto. To the knowledge of the Company, there is no organizational effort presently being made or threatened by or on behalf of any labor union with respect to employees of the Company.

2.22. Employee Benefits.

(a) Except as set forth on Schedule 2.22, with respect to all employees, former employees, directors and independent contractors of the Company and their dependents and beneficiaries, neither the Company nor any ERISA Affiliate presently maintains, contributes to or has any Liability under or with respect to any Employee Benefit Plan. The plans, programs and arrangements set forth on Schedule 2.22 are herein referred to as the “Company Employee Benefit Plans.” Except as set forth on Schedule 2.22, each Company Employee Benefit Plan (and each related trust, insurance contract or other funding arrangement) complies in form and in operation in all material respects with the applicable requirements of ERISA, the Code, and other applicable Law and governing documents and agreements, and each Company Employee Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS and nothing has occurred since the date of the applicable determination letter to adversely affect the qualification of any such Company Employee Benefit Plan. Except as set forth on Schedule 2.22, each Company Employee Benefit Plan has been maintained and administered in material compliance with its terms and with the requirements prescribed by all statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such plans. With respect to each Company Employee Benefit Plan subject to ERISA, there has been no act or omission by the Company or any ERISA Affiliate that would impair the right or ability of the Company or any ERISA Affiliate to unilaterally amend in whole or part or terminate such Company Employee Benefit Plan at any time, subject to the terms of any insurance contract or other contractual arrangements with third parties, and, with respect to each such Company Employee Benefit Plan, the Company has delivered to Parent true and complete copies of: (i) the plan documents, including any related trust agreements, insurance contracts or other funding arrangements, or a written summary of the terms and conditions of the plan if there is no written plan document; (ii) the most recent IRS Form 5500, if any; (iii) the most recent financial statement, if any, and, if applicable, actuarial valuation; (iv) all correspondence with the Internal Revenue Service, the Department of Labor and other governmental agencies with respect to the past two plan years other than IRS Form 5500 filings; and (v) the most recent summary plan description.

(b) Neither the Company nor any ERISA Affiliate maintains, maintained, contributes to, or has any Liability (including, but not limited to, current or potential withdrawal Liability) with respect to any current or former employee benefit plan which is or has been subject to Title IV of ERISA, including any Multiemployer Plan. No Company Employee Benefit Plan is a multiple employer welfare arrangement as defined in Section 3(40) of ERISA.

(c) With respect to all employees and former employees of the Company, except as set forth on Schedule 2.22(c), neither the Company nor any ERISA Affiliate presently maintains, contributes to or has any Liability under any funded or unfunded post-employment medical, health or life insurance plan or arrangement for present or future retirees or present or future terminated employees except as required by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or state continuation coverage laws.

(d) There is no pending, or to the knowledge of the Company, threatened legal action, proceeding, audit, examination or investigation against or involving any Company Employee Benefit Plan maintained by the Company or any ERISA Affiliate (other than routine claims for benefits). Any bonding required with respect to any Company Employee Benefit Plans in accordance with applicable provisions of ERISA has been obtained and is in full force and effect.

2.23. Guaranties. The Company is not a guarantor or otherwise liable for any Liability or obligation (including indebtedness) of any other person.

2.24. Environmental Matters.

(a)    Except as set forth on Schedule 2.24, the Company is and has been in material compliance with applicable Environmental, Health and Safety Laws.

(b)    Except as set forth on Schedule 2.24, the Company has properly obtained and is in material compliance with all necessary permits, registrations, approvals, and licenses under any applicable Environmental, Health and Safety Laws (“Environmental Permits”), and has properly made all material filings with and submissions to any Governmental Authority required by any Environmental, Health and Safety Law. Except as set forth on Schedule 2.24, to the knowledge of the Company, no deficiencies have been asserted by any such Governmental Entity or other authority to the Company with respect to such filings and submissions.

(c)    Except as set forth on Schedule 2.24, there has been no spill, discharge, leak, leaching, emission, migration, injection, disposal, escape, dumping, or release on, beneath, above, onto, or into any real property or facilities currently owned, occupied, operated or leased by the Company or, during the period of the Company’s ownership, occupancy, lease or operation, any former Company real property or facility (“Environmental Property”) of any (i) pollutants or contaminants, (ii) hazardous, toxic, infectious or radioactive substances, chemicals, materials or wastes (including without limitation those defined as hazardous under any Environmental, Health and Safety Law), (iii) petroleum, including crude oil or any derivative or fraction thereof, (iv) asbestos fibers, or (v) solid wastes (collectively, “Hazardous Materials”) in a manner that has given or may give rise to a violation of, or material liability of the Company under, any Environmental, Health and Safety Laws.

(d)    Except as set forth on Schedule 2.24, there are no (i) Hazardous Materials stored, disposed of, generated, manufactured, refined, transported, produced, released or treated at, upon, or from the Environmental Property or by the Company; (ii) asbestos containing materials or polychlorinated biphenyls on, in or beneath the Environmental Property, or (iii) underground storage tanks on or beneath the Environmental Property, in the case of each of (i), (ii) and (iii) above where the actions with respect to Hazardous Materials or the presence of such items have given or may give rise to a violation of, or material liability of the Company under, any Environmental, Health and Safety Laws.

(e)    The Company has made available in its due diligence materials to Parent, prior to the execution and delivery of this Agreement, complete copies of any and all (i) material documents received by the Company from, or submitted by the Company to, the Environmental Protection Agency and/or any foreign, state, county or municipal environmental or health agency concerning the environmental condition of the Environmental Property or the effect of the operations of the Company on the environmental condition of the Environmental Property and (ii) reviews, audits, reports, or other analyses concerning the Environmental Property in the possession of the Company.

(f)    Except as set forth on Schedule 2.24, there is not now pending or, to the knowledge of the Company, has there ever been threatened against the Company, any civil, criminal or administrative action, suit, summons, citation, complaint, claim, notice, demand, request, judgment, order, lien, proceeding, hearing, study, inquiry or investigation based on or related to any Environmental Permits or any Environmental, Health and Safety Law.

This Section 2.24 presents the sole and exclusive representations and warranties of the Company relating to environmental, health or safety matters, including any such matters arising under Environmental, Health and Safety Laws or otherwise relating to Hazardous Materials.

2.25. Certain Business Relationships with the Company. Except as disclosed on Schedule 2.25, no Participating Stockholder nor any Affiliates of any Participating Stockholder has been involved in any business arrangement or relationship with the Company within the past 12 months (other than employment by the Company), and no Participating Stockholder nor any Affiliate of a Participating Stockholder owns any Asset which is used in the business of the Company.

2.26. Customers. Schedule 2.26 contains (a) a list of the 10 largest customers of the Company for the 12-month period ended on December 31, 2005 (determined on the basis of the total dollar amount of Company revenue) showing the total dollar amount of revenue from each such customer during such 12-month period; and (b) a list of the 10 largest customers of the Company for the 12-month period ended on December 31, 2004 (determined on the basis of the total dollar amount of Company revenue) showing the total dollar amount of revenue from each such customer during such 12-month period. The Company has no knowledge or information of any facts indicating, nor any other reason to believe, that any of the customers of the Company named on either such list has been dissatisfied with the Company’s services such that said customer would refuse to conduct any further business with the Company following the Closing Date.

2.27. Product and Service Warranties. Except as set forth on Schedule 2.27, the Company has not made, and is not otherwise bound in any manner to perform or otherwise be responsible for, any express contractual warranties with respect to its products and support services, and the Company has no contractual Liability (and there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against the Company giving rise to any contractual Liability) for: the support, maintenance, replacement or repair of any product, the substandard performance of any support service, or other damages in connection with the products or support services provided by the Company.

2.28. Omitted.

2.29. Omitted.

2.30. Disclosure. No representation or warranty made by the Company in this Agreement (including the Schedules and Exhibits attached hereto), contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary in order to make the statements of facts contained in such representation or warranty not misleading in light of the circumstances under which they were furnished.

ARTICLE III: REPRESENTATIONS OF PARENT AND SUB

The Parent and Sub hereby represent and warrant, jointly and severally, to the Company and the Participating Stockholders as follows as of the date of this Agreement and as of the Closing Date:

3.1. Organization and Qualification. Parent is a limited liability company and is duly organized, validly existing and in good standing under the laws of the State of Delaware. Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Sub has all requisite power and authority to own, lease and operate its Assets and to carry on its business as it is now being conducted, and each is duly qualified and in good standing to do business in each jurisdiction in which the nature or level of the business conducted by it or the ownership or leasing or its activities regarding its Assets or business makes such qualification necessary.

3.2. Authority. Parent and Sub each have all requisite corporate or limited liability company power and authority to execute and deliver this Agreement, to perform its respective obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate or limited liability company action of Parent and Sub, and no other corporate or limited liability company proceeding on the part of either Parent or Sub is necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and Sub, respectively, and, assuming the due authorization, execution and delivery thereof by the Company and the other parties hereto, constitutes the legal, valid and binding obligations of Parent and Sub, respectively, enforceable in accordance with its terms.

3.3. No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Parent and Sub do not, and the performance of this Agreement by them will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws or other charter documents of Parent or Sub, (ii) conflict with or violate any Law applicable to Parent or Sub or by which any of their respective Assets is bound, or (iii) result in any breach of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or require payment under, or result in the creation of a lien or encumbrance on, any of the Assets of Parent or Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or Sub is a party or by which Parent or Sub or any of their respective Assets is bound.

(b) The execution and delivery of this Agreement by Parent or Sub do not, and the performance of this Agreement by Parent or Sub will not, require it to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Entities, except for the filing of the Delaware Certificate of Merger with the Delaware Secretary of State.

3.4. Absence of Certain Changes or Events. Since the date of Parent’s organization, there has not been (a) a Parent Material Adverse Effect or (b) any significant change by Parent in its accounting methods, principles or practices.

3.5. Brokers. No broker, finder or investment banker (other than Susquehanna Financial Group, LLLP, whose brokerage, finder’s or other fees will be paid by Parent) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Affiliates.

3.6. Disclosure. No representation or warranty made by the Parent or Sub in this Agreement (including the Exhibits attached hereto), contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary in order to make the statements of facts contained in such representation or warranty not misleading in light of the circumstances under which they were furnished.

ARTICLE IV: COVENANTS

During the period from the date of this Agreement (except as otherwise indicated) and continuing until the earlier of the termination of this Agreement pursuant to Article IX or the Effective Time (or later where so indicated), the Company agrees (except as permitted by Parent’s prior written consent in each instance) as follows:

4.1. Ordinary Course. The Company will carry on its business in the Ordinary Course of Business of the Company in substantially the same manner as heretofore conducted and, to the extent consistent with such business, use all commercially reasonable efforts consistent with past practice and policies to preserve intact its present business organizations, keep available the services of its present officers, consultants, and employees and preserve its relationships with customers, suppliers, distributors, and others having business dealings with it. The Company will promptly notify Parent of any event or occurrence or emergency which is not in the Ordinary Course of Business of the Company and which is material and adverse to the Company’s business condition. The foregoing notwithstanding, the Company will not, without the prior written consent of Parent, other than as described with respect to specific contemplated actions on Schedule 4.1, which actions are hereby pre-approved by Parent:

(a) (i) increase the compensation payable to, or to become payable to, any director, officer or employee (except for such increases in the Ordinary Course of Business of the Company for any employee (who is not also a director or officer of the Company)); (ii) grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or employee (except for such grants or agreements in the Ordinary Course of Business of the Company to or with any employee (who is not also a director or officer of the Company)); (iii) establish, adopt, enter into, amend or modify in any material respect, or terminate any Employee Benefit Plan or arrangement except as may be required by applicable Law; or (iv) except in the Ordinary Course of Business of the Company, hire as an employee any person other than persons to replace existing employees who cease to be employed with the Company prior to the Closing, with such replacement persons being hired at no more than the total cost and salary as the former whom they are replacing;

(b) declare or pay any dividend on, or make any other distribution in respect of, outstanding shares of its capital stock;

(c) (i) redeem, purchase or otherwise acquire any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or any options, warrants or conversion or other rights to acquire any shares of its capital stock or any such securities or obligations; (ii) effect any reorganization or recapitalization; or (iii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock;

(d) (i) issue, deliver, award, grant or sell, or authorize or propose the issuance, delivery, award, grant or sale (including the grant of any Security Interests, Liens, claims, pledges, limitations in voting rights, charges or other Encumbrances) of, any shares of any class of its capital stock (including shares held in treasury), other than with respect to the issuance of shares of Common Stock upon the exercise of any Company Option pursuant to the terms of the Stock Plan and the applicable option agreement between the Company and the exercising optionee, any securities convertible into or exercisable or exchangeable for any other shares, or any rights, warrants or options to acquire, any such shares; or (ii) amend or otherwise modify the terms of any such rights, warrants or options, the effect of which will be to make such terms more favorable to the holders thereof;

(e) acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in, all or a portion of the Assets of, or by any other manner, any corporation, partnership, association or other business, organization or division thereof, or otherwise acquire or agree to acquire any Assets of any other person (other than the purchase of Assets from suppliers or vendors in the Ordinary Course of Business of the Company) which are material, individually or in the aggregate, to the Company;

(f) sell, lease, license, exchange, mortgage, pledge, transfer or otherwise dispose of, or agree to sell, lease, license, exchange, mortgage, pledge, transfer or otherwise dispose of, any of its material Assets;

(g) propose or adopt any amendments to its Certificate of Incorporation or its Bylaws;

(h) change any of its methods of accounting except as may be required by Law or GAAP;

(i) create, or permit the creation of, any Security Interest, other than Permitted Liens, upon any Assets outside the Ordinary Course of Business of the Company;

(j) enter into any employment Contract, or modify any existing employment Contract’s terms, outside of the Ordinary Course of Business of the Company, or with any employee who is an officer or director of the Company, or enter into any collective bargaining agreement;

(k) make any capital expenditures other than in the Ordinary Course of Business of the Company, or which in the aggregate since January 1, 2006 exceed $1,300,000 (the amount of the Company’s 2006 Capital Expenditure Budget, as previously adopted by the Board);

(l) amend or renew, or enter into, any Contract involving operations outside of the United States;

(m) enter into any material Contract or Contract outside the Ordinary Course of Business of the Company; or

(n) take or agree to take any action that would or is reasonably likely to result in any representations and warranties of the Company set forth in this Agreement being untrue (other than as permitted by the first sentence of Section 4.14) or in any of the conditions to the Merger not being satisfied.

Notwithstanding the foregoing, the Company may, as set forth in Schedule 4.1, procure a “tail” policy for directors and officers, employment practices, fiduciary and employed lawyers professional responsibility or comparable liability insurance prior to the Closing, and Parent and the Surviving Corporation shall take no action to terminate or alter such policy after the Closing, provided that the Surviving Corporation shall have no liability with respect to premiums thereon except to the extent reflected in the statement of Net Working Capital delivered to Parent pursuant to Section 1.6(b).

The Company’s President may contact Parent’s Section 4.1 Designee (as defined infra) for the purpose of requesting that Parent authorize emergency activity contemplated by the Company which otherwise might contravene the terms of this Section 4.1. To the extent authorized in writing by Parent’s Section 4.1 Designee (which authorization may be withheld by such person in his sole discretion), the taking of any such action by the Company shall not be deemed a breach of this Section 4.1. If the Company’s President contacts Parent’s Section 4.1 Designee with respect to an emergency action using the contact protocols set forth on Schedule 4.1-A, and Parent’s Section 4.1 Designee does not authorize such action but that action is taken by the Company, and subsequent to Closing Parent makes a claim for indemnification therefor under Article VIII, such action shall not be deemed a breach of this Section 4.1 to the extent that such action was, under the circumstances conveyed to Parent’s Section 4.1 Designee, reasonably designed to prevent a material disruption to the Company’s operations. Parent’s Section 4.1 Designee for purposes hereof shall initially be that person set forth on Schedule 4.1-A (along with the applicable contact protocols) attached hereto, which individual may be changed from time to time upon notice to the Company pursuant to Section 11.3. If Parent’s Section 4.1 Designee fails to respond to any given request by the Company’s President made pursuant to this paragraph within 24 hours of such request having been made in accordance with the terms of this paragraph (and does not subsequently approve in writing such request), such request will be deemed to have been not authorized by Parent for purposes of this Section 4.1.

4.2. Omitted.

4.3. Preparation and Mailing of Stockholder Information Materials. Immediately upon the execution of this Agreement by all of the parties hereto, the Company shall commence the preparation of the documents relating to the terms of the Merger and this Agreement, which shall in form and substance be reasonably satisfactory to Parent and its counsel, and which shall satisfy all applicable requirements of the DGCL, including, without limitation, the requirements relating to the notification of stockholder action without a meeting provided for in Section 228(e) of the DGCL and the requirements relating to the notification relating to appraisal rights provided for in Section 262(d)(2) of the DGCL (the “Stockholder Information Materials”). On the Closing Date, immediately after the Closing and before the Effective Time, or, if earlier, promptly following Parent’s delivery to the Board of the Stockholder Consents as permitted by the provisions of Section 6.12, the Company will mail the Stockholder Information Materials to the stockholders of the Company in accordance with the applicable provisions of the DGCL, including, without limitation, Sections 228(e) and 262(d)(2) thereof.

4.4. Exclusivity; Acquisition Proposals. Unless and until this Agreement shall have been terminated by either party pursuant to Article IX, the Company shall not (and shall use its reasonable best efforts to ensure that none of its officers, directors, employees, agents, representatives or Affiliates) take or cause or permit any person to take, directly or indirectly, any of the following actions with any party other than Parent and its designees: (i) solicit, encourage, initiate or participate in any negotiations, inquiries or discussions (except for discussions solely among or between any of the parties hereto and their respective officers, directors, employees, agents and other representatives and solely limited to matters not involving any Acquisition Transaction (as defined infra) whatsoever) with respect to any offer or proposal to acquire all or any significant part of its business, Assets or capital stock, whether by stock purchase, merger, consolidation, other business combination, purchase of assets, tender or exchange offer or otherwise (each of the foregoing, other than pursuant to the Merger, an “Acquisition Transaction”), (ii) disclose to any person other than Parent or its representatives any information not customarily disclosed by the Company concerning the Company’s business or properties, or afford to any person other than Parent or its representatives access to its properties, books or records, except in the Ordinary Course of Business of the Company and as required by Law or pursuant to a governmental request for information (and then only after giving prior notice to Parent), (iii) enter into or execute any agreement relating to an

Acquisition Transaction, or (iv) make or authorize any public statement, recommendation or solicitation in support of any Acquisition Transaction or any offer or proposal relating to an Acquisition Transaction; in each such case, except and only to the extent that, at any time prior to the approval of the Merger by the stockholders of the Company pursuant to the applicable provisions of the DGCL (the “Stockholder Approval”), the Board determines in good faith, after consultation with outside legal counsel, that failure to do so would be reasonably likely to constitute a breach of its fiduciary duties to the Company’s stockholders under applicable Law. Notwithstanding the foregoing, the Company, in response to a written proposal with respect to an Acquisition Transaction that was (a) unsolicited or that did not otherwise result from a breach of this Section 4.4 and was received by the Company prior to the Stockholder Approval, and (b) is reasonably likely to lead to a Superior Proposal (as defined infra), may (1) furnish non-public information with respect to the Company to the person who made such written proposal with respect to an Acquisition Transaction and (2) participate in negotiations regarding such written proposal with respect to an Acquisition Transaction. For purposes hereof, a “Superior Proposal” shall mean a proposal with respect to an Acquisition Transaction that (x) the Board, in good faith, after consultation with outside legal counsel and an investment banker (if the Company has engaged an investment banker as of that time), determines to be more favorable than the terms of the Merger, and (y) is already financed or the Board determines, acting reasonably and in good faith, is readily financeable. The Company will notify Parent in writing immediately if it is contacted by any third party with respect to an Acquisition Transaction and provide Parent in writing with reasonably detailed information regarding such proposal, including the identity of the party making such proposal (the “Proposal Notice”). With respect to each Proposal Notice, the Board shall, no later than three (3) business days following the effective date of the giving to Parent of such Proposal Notice (pursuant to Section 11.3), provide an additional notice in writing to Parent representing whether the Board (a) deems such proposal to be a Superior Proposal for further consideration by the Board (such additional notice, a “Superior Proposal Notice”) or (b) deems such proposal not to be a Superior Proposal, in which case, such additional notice will contain the Board’s representation that it will, and will cause the Company to, not proceed further with such proposal. Notwithstanding any other provision of this Section 4.4, the Board shall not authorize the Company to enter into or execute any agreement relating to any Acquisition Transaction until the end of the fifth (5th) business day following the effective date of the giving to Parent of a Superior Proposal Notice (pursuant to Section 11.3) relating thereto, after which, the Board, taking into account such matters as its members deem pertinent in the exercise of their fiduciary duties to the Company’s stockholders, may proceed with the proposal relating to said Acquisition Transaction conformably with the other provisions of this Section 4.4; provided, however, that the Board’s right to authorize the Company to enter into or execute any such agreement or otherwise to so proceed with said proposal shall automatically expire upon Parent’s delivery to the Board, at any time following the effective date of the giving of the Superior Proposal Notice (pursuant to Section 11.3) to Parent, of the Stockholder Consents.

4.5. Omitted.

4.6. Claims. The Company will not settle any claim, action or proceeding to which it is a party, except in the Ordinary Course of Business of the Company consistent with its past practice.

4.7. Access to Properties and Records. The Company will afford Parent and its representatives full access, during reasonable business hours but in such a manner as not unduly to disrupt the business of Company, to its premises, properties, Contracts, commitments, books, records, and affairs, and will provide Parent with such financial, technical, and operating data and other information pertaining to its business as Parent may request. Without limiting the foregoing, the Company will make available to Parent such information and documents as are reasonably requested by Parent so that Parent can perform a full investigation of the Company’s business and prospects.

4.8. Breach of Representations and Warranties. Except as specifically permitted by this Agreement, including the first sentence of Section 4.14, the Company will not take any action that would cause or constitute a breach in any material respect of any of the representations and warranties set forth in Article II or that would cause any of such representations and warranties to be, in any material respect, inaccurate. In the event of, and promptly after becoming aware of, the occurrence of or the pending or threatened occurrence of any event that would cause or constitute such a breach or inaccuracy, the Company will give detailed written notice thereof to Parent and will use its commercially reasonable best efforts to prevent or remedy promptly such breach or inaccuracy.

4.9. Consents. The Company will promptly apply for or otherwise seek, and use its commercially reasonable best efforts to obtain, all consents and approvals, and make all filings, required to be obtained or made by it with respect to the consummation of the Merger.

4.10. Omitted.

4.11. Notice of Events. The Company will promptly advise Parent of any and all material events and developments concerning its financial position, results of operations, Assets, Liabilities, or business or any of the items or matters concerning the Company covered by the representations, warranties, and covenants of the Company contained in this Agreement.

4.12. Tax Returns. The Company shall promptly provide Parent with copies of all Returns that are filed after the date hereof and prior to the Closing Date. The Company shall properly and timely file all Returns with respect to the Company required to be filed (taking into account all proper extensions) after the date hereof and prior to the Closing Date and shall pay all Taxes required to be paid as reflected thereon prior to the Closing Date. All such Returns shall be prepared consistent with past practice of the Company and the Company shall provide a draft copy of each such Return (together with any relevant back-up information) to Parent for its review at least fifteen (15) days prior to its filing of any such Return. The Company shall consider in good faith all reasonable comments of Parent with respect to any such Return provided to the Company not less than five (5) days prior to the date of such filing. The Company shall (i) notify Parent promptly if it receives notice of any Tax audit, the assessment of any Tax, the assertion of any Tax Lien, or any request, notice or demand for Taxes by any taxing authority, (ii) provide Parent a description of any such matter in reasonable detail (including a copy of any written materials received from the taxing authority), and (iii) take no action with respect to such matter without the consent of Parent, which consent shall not be unreasonably withheld or delayed. The Company shall not (i) make or revoke any Tax election which may affect the Company, (ii) execute any waiver of restrictions on assessment of any Tax, or (iii) enter into any agreement or settlement with any taxing authority with respect to any Tax without the approval of Parent, which approval shall not be unreasonably withheld or delayed.

4.13. Consummation of Transactions. The Company will use its commercially reasonable best efforts to effectuate the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to Closing under this Agreement.

4.14. Company Disclosure Schedules. The Company may, from time to time prior to the Closing, supplement the Company’s Execution Date Schedules with additional information relating to events, developments or matters arising or changing since the date of this Agreement (collectively, “New Matters”), other than any such New Matters the existence of which result from a breach by the Company or any Participating Stockholder of a covenant or other agreement contained in this Agreement, that, if existing on the date of this Agreement, would have been required to be included in such Schedules in order to make the related representations and warranties fully accurate. Solely for purposes of determining the satisfaction of any of the conditions to the obligations of Parent and Sub in Article VII, the Company’s Disclosure Schedules shall be deemed to include only (a) the information contained in the Execution Date Schedules and (b) information added to or modifying (to the extent of changes arising since the date of this Agreement) the Execution Date Schedules by written supplements thereto delivered to Parent prior to the Closing by the Company that are accepted in writing (e-mail or other writing) by Parent (including pursuant to the final paragraph of Section 4.1). In the event that the Closing occurs, all such additions and modifications relating to New Matters, whether or not accepted in writing by Parent, shall be deemed to qualify the Company’s Disclosure Schedules for purposes of Article VIII. Notwithstanding anything to the contrary in this Agreement, the Company shall not be permitted to add to, modify or supplement in any way Schedule 2.24 as contained in the Execution Date Schedules, including, without limitation, with respect to the information contained in the Environmental Report.

ARTICLE V: COVENANTS OF PARENT AND SUB

During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to Article IX or the Effective Time, Parent and Sub agree (except as expressly contemplated by this Agreement or with the Company’s prior written consent in each instance) as follows:

5.1. Breach of Representations and Warranties. Neither Parent nor Sub will take any action which would cause or constitute a breach of any of the representations and warranties set forth in Article III or which would cause any of such representations and warranties to be inaccurate in any material respect. In the event of, and promptly after becoming aware of, the occurrence of or the pending or threatened occurrence of any event that would cause or constitute such a breach or inaccuracy, Parent will give detailed notice thereof to the Company and will use its commercially reasonable best efforts to prevent or remedy promptly such breach or inaccuracy.

5.2. Consents. Parent will promptly apply for or otherwise seek, and use its commercially reasonable best efforts to obtain, all consents and approvals, and make all filings, required to be obtained or made by it with respect to the consummation of the Merger.

5.3. Consummation of Transactions.  Each of Parent and Sub will use its commercially reasonable best efforts to effectuate the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to Closing under this Agreement.

ARTICLE VI: ADDITIONAL AGREEMENTS

6.1. Legal Conditions to the Merger. Each of Parent and the Company will use its commercially reasonable best efforts to take all actions necessary to comply promptly with all legal requirements that may be imposed on it with respect to the Merger.

6.2. Employees. The Company will use its commercially reasonable best efforts to insure a smooth transition of its employees with the goal of all such employees being retained by the Surviving Corporation following the Merger, provided that the failure of the Company to take any action expressly proscribed by Section 4.1(a)(i) shall not constitute a breach of the foregoing covenant. The Company and Parent will work together in developing appropriate communications to Company employees regarding the transactions contemplated hereby, and developing a transition plan in contemplation of the Closing. All employee communications of the Company pertinent to employment matters connected with the transactions contemplated hereby shall be subject to the reasonable prior approval of Parent, including, without limitation, press releases or public announcements of the Merger or the transactions contemplated hereby as provided further in Section 6.5 below. On the date of execution of this Agreement by all parties hereto, Parent shall deliver a letter to the Board disclosing Parent’s general intentions with respect to retention of the Company’s existing employees as of the Closing Date. A senior representative of Parent will, on or before the third business day following such execution date of this Agreement, meet with senior management of the Company to discuss the contents of such letter, unless such meeting has occurred prior to the date of this Agreement. Nothing contained in this Section 6.2, or elsewhere in this Agreement, or in such letter to the Board, or in any communications between representatives of Parent and the Company’s management and other personnel will be considered as requiring the Company or Parent to continue to provide after the consummation of the Merger any specific plan or benefit, or to confer upon any employee, beneficiary, dependent, legal representative or collective bargaining agent of such employee any right or remedy of any nature or kind whatsoever under or by reason of this Agreement, including without limitation any right to employment or to continued employment for any specified period or any specified terms, at any specified location or under any specified job category.

6.3. Expenses. Except as expressly provided herein, each of the parties will bear all costs and expenses, including, without limitation, fees and disbursements of attorneys, accountants, consultants, and any other representative or agent retained by such party, incurred by such party in connection with this Agreement and the transactions contemplated hereby.

6.4. Additional Agreements. In case at any time after the Effective Time any further action is reasonably necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, Assets, rights, approvals, immunities and franchises of the Company, the proper officers and directors (or similar officials) of each entity which is a party to this Agreement and each individual who is a party to this Agreement will take all such reasonably necessary or desirable action.

6.5. Public Announcements; Confidentiality. Neither Parent, the Company nor either of the foregoing party’s representatives or agents, will disseminate any press release or other announcement concerning this Agreement or the transactions contemplated hereby to any third party (except to the directors, officers and employees of the parties to this Agreement whose direct involvement is necessary for the consummation of the transactions contemplated by this Agreement, or to the attorneys and accountants of the parties hereto, or as Parent determines in good faith to be required by the federal securities laws after consultation with the Company, or as expressly provided for by this Agreement) without the prior written consent of such other party, which consent will not be unreasonably withheld or delayed. The existing confidentiality agreements between the Company and an Affiliate of Parent, dated September 19, 2005, and November 11, 2005, will remain in effect through the Closing. From and after the Effective Time, Parent and the Surviving Corporation shall maintain in confidence the identities of the Prior Parties (as defined in the Letter of Intent dated as of December 28, 2005, by and between the Company and an Affiliate of Parent (the “LOI”)). Notwithstanding the foregoing, Parent shall not be prohibited from discussing this Agreement and the transactions contemplated hereby with potential financing sources on the terms permitted by the LOI.

6.6. Preparation and Filing of Returns and Payment of Taxes.

(a) Tax Returns. Parent shall be responsible for the preparation and timely filing of all Returns of the Company that are required to be filed after the Closing Date; provided, however, that at least ten (10) days prior to filing any Return of the Company for a taxable period beginning before the Closing Date (including any Return for a Straddle Period (as defined infra)), Parent shall provide the Participating Stockholders with (i) drafts of such Return (together with any relevant back-up information), and (ii) a statement of Taxes owed in connection with the filing of such Return. The Participating Stockholders shall be entitled to review and provide written comments on any such Return before it is filed and Parent shall incorporate all such reasonable (under the circumstances) comments provided to Parent by the Stockholder Committee with respect to any such Return; provided, however, that, if Parent elects not to incorporate any such comments from the Stockholder Committee on such a Return, then a Participating Stockholder shall not be responsible for paying pursuant to the following sentence or for indemnifying Parent or the Surviving Corporation for Losses under Section 8.1, to the extent that: (i) such Losses result from the failure of Parent to incorporate such comments, and (ii) there is “substantial authority” (within the meaning of Section 6662 of the Code) for the tax position reflected in such comments. Subject to the preceding sentence, at least five (5) days prior to the due date for filing any such Return, each Participating Stockholder shall deliver to Parent: (i) any written comments to such Return, (ii) his or its Percentage Share (subject to the limitations set forth in the proviso contained in the penultimate sentence of Section 8.6 and the last sentence of Section 8.7) of the funds required for the payment of all Taxes due with respect to such taxable periods that end on or prior to the Closing Date, and (iii) in the case of any Return for a Straddle Period, his or its Percentage Share (subject to the limitations set forth in the proviso contained in the penultimate sentence of Section 8.6 and the last sentence of Section 8.7) of funds in an amount equal to the portion of the Taxes shown to be due on such Return that is allocable (pursuant to Section 6.6(b) hereof) to the portion of such Straddle Period ending on the Closing Date, but in each case only to the extent that such Taxes exceed the amount of Taxes (x) previously paid by the Company with respect to such taxable periods (or portion thereof) or (y) included as a current liability in determining Final Working Capital pursuant to Section 1.6.

(b) Straddle Period Taxes. In the case of Taxes that are payable with respect to a Straddle Period, the portion of such Taxes that is allocable to the portion of such Straddle Period ending on the Closing Date shall (i) in the case of any Taxes based upon or related to income or gross receipts, be deemed equal to the amount which would be payable if the relevant taxable period ended on the Closing Date, and (ii) in the case of any Taxes other than Taxes based upon or related to income or gross receipts, be deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with the past practice of the Company.

(c) Refunds and Credits. The Participating Stockholders shall be entitled to all refunds and credits of any Taxes (including any interest in respect thereof) of the Company relating to a taxable period or portion thereof ending on or prior to the Closing Date but only to the extent such refunds or credits exceed the amounts (if any) taken into account as current assets in determining Final Working Capital pursuant to Section 1.6. Parent shall cause the amount of any such refunds or credits received by or credited to the Company after the Closing Date to be paid to the Participating Stockholders in accordance with their respective Percentage Shares within thirty (30) business days following such receipt or crediting; provided that a Participating Stockholder shall indemnify the Surviving Corporation and Parent for his or its Percentage Share of any Loss suffered by either the Surviving Corporation or Parent related to the receipt or payment over of such refund or credit, including, without limitation, any additional Taxes imposed on either of them in a period or portion thereof beginning on or after the Closing Date. At the request of the Participating Stockholders, Parent shall, and shall cause Surviving Corporation to, reasonably cooperate with the Participating Stockholders in seeking any such refunds or credits. In addition, if the aggregate amount of Taxes included as current liabilities in determining the Working Capital Adjustment is ultimately found to have exceeded the aggregate amount that should have been included as such, based on the amount of Taxes actually owed by the Company for the relevant period, then Parent shall promptly refund such excess to the Participating Stockholders in accordance with their respective Percentage Shares.

(d) Amended Returns. Neither Parent nor the Surviving Corporation shall amend any Return of the Company for any taxable period beginning before the Closing Date without the prior written consent of the Participating Stockholders, which consent shall not be unreasonably withheld or delayed (with any such consent being deemed unreasonably delayed if not received by Parent within 45 days following the date of Parent’s or the Surviving Corporation’s delivery to a Participating Stockholder of the final draft of the amended Return and reasonable back-up information); provided, however, that if Parent or the Surviving Corporation elects to amend any such Return without such consent, Parent and the Surviving Corporation shall be solely responsible for (and shall release the Participating Stockholders from) any Tax Liabilities resulting from such amendments.

(e) Cooperation on Tax Matters.

(i) Parent and the Participating Stockholders will reasonably cooperate, as and to the extent reasonably requested by the other party, in connection with the filing of Returns pursuant to this Section 6.6 and any audit, litigation or other proceeding with respect to the Taxes of the Company. Such cooperation will include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder; provided however, that neither any Participating Stockholder nor Parent shall be required to provide to any other party any copies of its Returns. The Participating Stockholders agree to provide Parent upon the Closing with all Company books and records in their possession with respect to Tax matters relating to any taxable period before the Closing (including any extensions thereof).

(ii) Parent and the Participating Stockholders further agree, upon request of the other party, to use their commercially reasonable best efforts to obtain any certificate or other document from any Governmental Entity or any other person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(iii) Between the date hereof and the Closing Date, the Company will provide to Parent all tax information readily available to the Company reasonably requested by Parent, including, without limitation, data as to the tax basis of Company Assets; current and accumulated earnings and profits; the amount of any net operating loss carryover, net capital loss carryover, unused investment credit or other credit carryover, and charitable contribution carryover; and the amount of any deferred gain or loss allocable to the Company or excess loss accounts of the Company. The provision by the Company of such information shall not constitute a representation by the Company or the Participating Stockholders as to the accuracy of such information (except, in the case of the Company, to the extent provided by the Company to supplement the Execution Date Schedules pursuant to Section 4.14).

(f) Omitted.

(g) Transfer Taxes. All transfer, documentary, sales, use, value added, stamp, registration and other such taxes and fees (including any penalties and interest) (“Transfer Taxes”) incurred by the Company in connection with this Agreement or the transactions contemplated hereby (except to the extent solely incident to any financing arrangements made by Parent or Sub in connection with effecting the Merger, and excluding any such Taxes resulting from transactions effected after the Closing), if any, shall be paid 50% by Parent and 50% by the Participating Stockholders in accordance with their respective Percentage Shares when due, and the Participating Stockholders shall, at their own expense, file all necessary Returns and other documentation with respect to all such Transfer Taxes. All Transfer Taxes, if any, incurred by any Participating Stockholder, individually as a Participating Stockholder, in connection with this Agreement or the transactions contemplated hereby, shall be paid by such Participating Stockholder when due.

6.7. Estoppel Certificates. Promptly following the date of this Agreement, the Company shall make request for landlord's estoppel certificates in form and substance reasonably acceptable to Parent and dated a date occurring not more than thirty (30) days prior to the Closing Date from the lessors under each of the leases listed on Schedule 2.13(b) (collectively, the “Estoppel Certificates”). The Company shall cooperate reasonably and in good faith with Parent to obtain such Estoppel Certificates. No Estoppel Certificate shall be conditioned upon any increase in rental or other payment, a reduced term or any other change in the terms and provisions of the subject lease.

6.8. FIRPTA. At or prior to the Closing, the Company shall deliver to Parent an affidavit executed by the Company (the “FIRPTA Certificate”) in the form of Exhibit C hereto, and, to the extent required by law in order to avoid the imposition of a withholding requirement on Parent, a California FIRPTA Certificate, in the form approved by the California Franchise Tax Board and downloadable from its website, completed and executed by the Company (the “Cal. FIRPTA Certificate”).

6.9. Takeover Statutes. Notwithstanding any other provision in this Agreement, in no event shall the approval of the Merger and this Agreement by the Board specifically for purposes of Section 203 of the DGCL be withdrawn, revoked or modified by the Board. If any Takeover Statute is or may become applicable to the Merger or any of the other transactions contemplated by this Agreement, the Company and the Board shall promptly grant such approvals and take such lawful actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, and otherwise take such lawful actions to eliminate or minimize the effects of such statute, and any regulations promulgated thereunder, on such transactions.

6.10. 2005 Audit. Prior to the Closing Date, the Company shall deliver to Parent true, correct and complete copies of the balance sheet of the Company as of December 31, 2005, and the related statement of operations, statement of cash flows and statement of shareholders’ equity (deficit) for the twelve-month period then ended, and the notes and schedules thereto, as audited by PricewaterhouseCoopers LLP (“PWC”) (the “FY 2005 Financial Statements”), including PWC’s unqualified audit report thereon (except to the extent solely qualified with respect to the Redemption Right and any attendant going concern issue).

6.11. Environmental Report. As soon as practicable following the date of this Agreement, the Company shall obtain at its sole cost a Phase I Environmental Report (the “Environmental Report”) with respect to the Company’s leased real property in Venice, California, and, immediately after receipt of such Report, shall deliver a copy thereof to Parent. Upon receipt by the Company of any draft of the Environmental Report, the Company shall promptly deliver a copy thereof to Parent,

6.12. Voting Agreement. Each of the Participating Stockholders hereby agrees, in any action by written consent of the stockholders of the Company and at any meeting of the stockholders of the Company, however implemented or called, and occurring prior to the earlier of the Closing and the date that this Agreement is terminated in accordance with the provisions of Article IX, to, and to cause its Affiliates that own any Company Stock to, vote (i) in favor of the Merger, and (ii) against any proposal for any recapitalization, merger, stock purchase, sale of assets or other business combination between the Company and any person or entity, other than the Merger. In addition, each Participating Stockholder hereby agrees to execute and deliver to Parent his or its written consent to the Merger and the transactions contemplated by this Agreement (in the form attached hereto as Exhibit D) prior to or simultaneously with the Company’s execution and delivery to Parent of this Agreement (the “Stockholder Consents”). Parent shall hold the Stockholder Consents until either (a) the Closing (upon satisfaction or waiver, pursuant to the terms of Section 7.2, of the conditions set forth in Section 7.2), if it is held, or (b) such time, if any, as the Board shall have given a Superior Proposal Notice to Parent, in either of which case, Parent may deliver the Stockholder Consents to the Board. In the event that this Agreement is terminated in accordance with the provisions of Article IX, Parent shall promptly destroy, or deliver to the respective Participating Stockholders, the Stockholder Consents.

6.13. Non-Solicitation. Each Participating Stockholder agrees that it will (a) during the period commencing on the date hereof and expiring on the applicable Covenant Expiration Date, refrain from, either alone or in conjunction with any other person, or directly or indirectly through its or his Affiliates, recruiting, employing, engaging or seeking to employ or engage any person who had been an employee of the Company or any of its Affiliates (other than International Business Machines Corporation or Cox DDI, Inc.) at any time between January 1, 2006 and the Closing Date, inclusive, (b) during the period commencing on the date hereof and expiring on the third anniversary of the Closing Date, refrain from, either alone or in conjunction with any other person, or directly or indirectly through its or his Affiliates, soliciting, inducing or attempting to induce any customer, vendor, supplier or other contracting counterparty of the Company to terminate its, his or her contractual relationship with the Company; provided that bidding in good faith for a contractual relationship with a customer of the Company (with respect to work or services to be performed outside of the scope of the Company’s existing contractual relationship with said customer) shall not in and of itself be deemed violative of the forgoing clause (b). It is acknowledged and agreed that nothing in Section 6.13(a) shall prohibit any Participating Stockholder or its or his Affiliates at any time following the first anniversary of the Closing Date from (i) hiring any individual who responds to a generalized solicitation for employees through regionally (no region being smaller geographically than Southern California) or nationally directed media advertisements, (ii) hiring any individual who approaches a Participating Stockholder, or any Affiliate thereof, in request of employment without any solicitation whatsoever having been made by such Participating Stockholder or its or his Affiliate thereof, as the case may be, or (iii) hiring any individual who had received notice of termination from the Company prior to the time such individual contacted the Participating Stockholder, or any Affiliate thereof, with regard to prospective employment. For purposes of this Section 6.13 only, the term “Affiliates,” solely when used of Cox DDI, Inc. and International Business Machines Corporation, shall mean only their respective Subsidiaries and other controlled Affiliates.

6.14. Forbearance from Enforcing Redemption Right. Cox DDI, Inc. hereby agrees to forbear from the institution of any judicial action or proceedings to enforce the Redemption Right with respect to its Series C Convertible Preferred Stock through and until March 31, 2006 or the earlier termination of this Agreement (provided, however, that the parties hereto acknowledge that the immediately preceding clause shall not act as a waiver by Cox DDI, Inc. with respect to any such redemption or similar right).

6.15. Technology Agreement Termination. Reference is hereby made to (a) that certain Technology Agreement dated as of April 23, 1993 between International Business Machines Corporation and the Company and (b) that certain Acknowledgement Regarding Technology Agreement dated as of February 20, 1996 between such parties (collectively, the “Technology Agreement”). International Business Machines Corporation and the Company hereby acknowledge and agree that, as of the Closing Date, the Technology Agreement shall be terminated, without further action of the parties, and the only surviving right of International Business Machines Corporation thereunder shall be the royalty-free right of International Business Machines Corporation to use any patents issued to the Company as of the Closing Date which it otherwise would have the royalty-free right to use under the Technology Agreement (the “Pre-Closing Patents”). It is further acknowledged and agreed by International Business Machines Corporation that all Intellectual Property (except for such royalty-free rights under the Pre-Closing Patents) created under the Technology Agreement shall be owned solely by the Company and, if (a) International Business Machines Corporation has any rights thereto, it hereby assigns and transfers all of same to the Company (other than such royalty-free rights under the Pre-Closing Patents), and (b) the Company is issued any patent covering any such Intellectual Property following the Closing Date (each a “Post-Closing Patent”), such patent, as between International Business Machines Corporation and the Company and their respective Affiliates, shall be owned exclusively by the Company. In the event that the Company, in its sole discretion, elects to commercially license to third-parties on a non-exclusive basis, one or more Post-Closing Patents, International Business Machines Corporation shall have the right to license such Post-Closing Patents from the Company on terms comparable to those provided to the third-party licensees of such Post-Closing Patents.

6.16. Termination of Agreements among Shareholders. Without intending to derogate from the generality of Section 11.13, each of the Company and each Participating Stockholder hereby agrees and acknowledges that each of the Shareholder Agreements shall cease to be of any force and effect, and no party thereto shall have any rights or duties thereunder, from and after the Closing.

ARTICLE VII: CONDITIONS PRECEDENT

7.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each of the parties to effect the Merger will be subject to the satisfaction prior to the Closing Date of the following condition:

.1 No Restraints. There will not have been any action taken, or any statute, law, ordinance, rule, regulation, injunction, judgment, order or decree proposed, entered, enacted, enforced, promulgated, issued or deemed applicable to the Merger, by any court or Governmental Entity, and there will not be pending any action, suit or proceeding by any Governmental Entity against Parent, Sub or the Company, that restrains, invalidates or prohibits, or is likely to restrain, invalidate or prohibit, the consummation of the Merger or the other transactions contemplated hereby in accordance with the terms of this Agreement and the intentions of the parties hereto.

7.2. Conditions of Obligations of Parent and Sub. The obligations of Parent and Sub to effect the Merger are subject to the satisfaction of the following conditions, unless waived by Parent and Sub in their sole and absolute discretion:

(a) Representations and Warranties of the Company. The representations and warranties of the Company set forth in this Agreement will be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except as otherwise contemplated by this Agreement. Parent will have received a certificate signed by the President and Chief Financial Officer of the Company to such effect on the Closing Date.

(b) Performance of Obligations of the Company. The Company will have performed in all material respects all agreements and covenants required to be performed by it under this Agreement prior to the Closing Date, and Parent will have received a certificate signed by the President and Chief Financial Officer of the Company to such effect on the Closing Date.

(c) Approval by Stockholders. This Agreement and the Merger will have been approved by the stockholders of the Company in accordance with the applicable provisions of the DGCL and the Company’s Certificate of Incorporation and Bylaws.

(d) Omitted.

(e) Opinion of Counsel. Parent will have received an opinion dated as of the Closing Date of Milbank, Tweed, Hadley & McCloy LLP, counsel to the Company, substantially in the form of Exhibit F-1, and of Potter Anderson & Carroon LLP, Delaware law counsel to the Company, the corpus of which will be substantially in the form of Exhibit F-2.

(f) Omitted.

(g) Environmental Report. The Environmental Report will have been delivered to Parent and the conclusions thereof will have been deemed satisfactory by Parent in its sole and absolute discretion.

(h) Company Material Adverse Effect. The Company will not have become subject to any action or event which has resulted in a Company Material Adverse Effect.

(i) Source Code. The Company will have delivered to Parent at the Closing copies of the Company’s source code and other Intellectual Property of the Company as reasonably requested by Parent.

(j) Omitted.

(k) FY 2005 Financial Statements. Parent will have received from the Company a copy of the FY 2005 Financial Statements in form and substance reasonably acceptable to Parent, together with the unqualified audit report of PWC thereon (except to the extent solely qualified with respect to the Redemption Right (and any attendant going concern issue) and the pendency of the transactions contemplated hereby).

(l) FIRPTA Certificates. The Company will have delivered to Parent the FIRPTA Certificate and the Cal. FIRPTA Certificate in accordance with Section 6.8.

(m) Landlord Consents. Parent will have received from the Company a written consent, in form and substance reasonably acceptable to Parent and its counsel, from the lessors under each of the leases listed on Schedule 2.13(b), which consent shall (i) provide that the Merger and the resultant change of control of the Company are not violative of any provision of such lease, and (ii) not be conditioned upon any increase in the rental payments under, or any material change to any other term or provision of, such lease.

(n) Financing. Parent will have obtained financing for the Merger and the transactions contemplated by this Agreement on terms satisfactory to Parent in its sole and absolute discretion.

7.3. Conditions of Obligation of Company.  The obligation of the Company to effect the Merger is subject to the satisfaction of the following conditions, unless waived by the Company in its sole and absolute discretion:

(a) Representations and Warranties of Parent and Sub. The representations and warranties of Parent and Sub set forth in this Agreement will be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except as otherwise contemplated by this Agreement, and the Company will have received a certificate signed on behalf of Parent by an officer of Parent to such effect.

(b) Performance of Obligations of Parent and Sub. Parent and Sub will have performed in all material respects all agreements and covenants required to be performed by them under this Agreement prior to the Closing Date, and the Company will have received a certificate signed on behalf of Parent by an officer of Parent to such effect.

(c) Escrow Agreement. The Escrow Agent and Parent will have executed and delivered the Escrow Agreement.

(d) Escrow Payments. Parent will have effected the payment of the amounts of the Indemnity Holdback and Working Capital Holdback to the Escrow Agent pursuant to the terms of the Escrow Agreement.

ARTICLE VIII : INDEMNIFICATION

8.1. Parent and Surviving Corporation Claims. From and after the Effective Time, the Participating Stockholders shall, severally, but not jointly, in proportion to their respective Percentage Shares, defend, indemnify and hold harmless the Surviving Corporation and Parent from and against any and all losses, damages, Liabilities, claims, demands, judgments, settlements, costs and expenses of any nature whatsoever (including reasonable attorneys’ fees) (collectively, “Loss”), resulting from or arising out of any: (i) breach of any representation, warranty, covenant or agreement of the Company contained herein; (ii) Liability of the Company, that was neither addressed by a representation or warranty nor disclosed on a Schedule attached hereto, which was created, incurred or arose from facts, events, conditions or circumstances existing on or before the Closing Date, to the extent that, but only to the extent that, such Liability was required (by GAAP as consistently applied) to be but was not reflected or reserved against on the face of the Final Balance Sheet, as adjusted for Liabilities incurred in the Ordinary Course of Business of the Company since the date of the Final Balance Sheet; (iii) amounts due to Parent with respect to the Working Capital Adjustment; and (iv) the Schedule 8.1(iv) Liability described in Schedule 8.1(iv) (the “Schedule 8.1(iv) Liability”). No claim for indemnification pursuant to this Section 8.1 or Section 8.3 may be made subsequent to the date 18 months after the Closing Date or in respect of a Loss for which Parent or the Surviving Corporation has otherwise been previously reimbursed by the Participating Stockholders; provided, however, that the expiration period hereunder that will apply to breaches of Surviving Obligations (as defined infra) and other Excepted Claims (as defined infra) shall be the period ending on the final date of the statute of limitations period pertaining thereto under applicable Law (as such statute of limitations period may be extended by waiver or otherwise, with the consent of the Stockholder Committee, which consent shall not be unreasonably withheld or delayed).

8.2. Participating Stockholder Claims. Parent, Sub and the Surviving Corporation shall, jointly and severally, defend, indemnify and hold harmless each of the Participating Stockholders from and against any Loss resulting from or arising out of any: (i) breach of any representation, warranty, covenant or agreement of Parent or Sub contained herein; and (ii) amounts due to the Participating Stockholders with respect to the Working Capital Adjustment. No claim for indemnification pursuant to this Section 8.2 may be made subsequent to the date 18 months after the Closing Date or in respect of a Loss for which said Participating Stockholder had been previously reimbursed by Parent, or Sub or the Surviving Corporation. John C. Textor, the Manager of Parent, hereby agrees, jointly and severally with Parent, Sub and the Surviving Corporation, to defend, indemnify and hold harmless the Company from and against any Loss resulting from or arising out of any breach by Parent of its agreement set forth in the penultimate sentence of Section 6.12.

8.3. Third Party Claims.

(a) From and after the Effective Time, if any third party notifies Parent or the Surviving Corporation with respect to any third party claim (a “Third Party Claim”) that may give rise to a Loss subject to indemnification pursuant to Section 8.1, then Parent will promptly notify in writing the Participating Stockholders; provided, however, that no delay on the part of Parent in notifying the Participating Stockholders will relieve the Participating Stockholders from any obligation hereunder unless (and then solely to the extent that) the Participating Stockholders are prejudiced by such delay.

(b) The Participating Stockholders, through the Stockholder Committee, will have the right, at their sole cost and expense, to defend Parent against the Third Party Claim with counsel selected by the Stockholder Committee and reasonably satisfactory to Parent, so long as: (i) the Stockholder Committee so notifies Parent in writing within 15 days of the Third Party Claim becoming known to all of the Participating Stockholders, acknowledging that such claim is in respect of a Loss described in Section 8.1; (ii) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief against the Surviving Corporation; (iii) settlement of, or an adverse judgment with respect to, the Third Party Claim is not, in the good faith judgment of Parent, likely to establish a precedential custom or practice materially adverse to the continuing business interests of Parent; and (iv) the Participating Stockholders conduct the defense of the Third Party Claim actively and diligently. Notwithstanding anything to the contrary in this Section 8.3, the Participating Stockholders, through the Stockholder Committee, shall have the sole right to assume and control the defense, at their sole cost and expense, of any claim against Parent or the Surviving Corporation relating to the Schedule 8.1(iv) Liability.

(c) So long as the Participating Stockholders are conducting the defense of the Third Party Claim in accordance with Section 8.3(b), (i) Parent may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim; (ii) Parent will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Stockholder Committee (which consent will not be withheld or delayed unreasonably); and (iii) the Participating Stockholders will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of Parent (which consent will not be withheld or delayed unreasonably).

(d) In the event that any of the conditions in Section 8.3(b) is or becomes unsatisfied, (i) Parent may defend against the Third Party Claim in any manner it reasonably may deem appropriate; provided, however, that Parent will not consent to the entry of any judgment or enter into any settlement or agreement to settle a Third Party Claim without the prior written consent of the Stockholder Committee, which consent will not be unreasonably withheld; and (ii) the Participating Stockholders will remain responsible for any Loss that Parent actually suffers resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim to the extent provided in this Article VIII.

(e) In the event of any Third Party Claim with respect to a Tax audit or other Tax contest that may give rise to a Loss subject to indemnification pursuant to Section 8.1 (a “Tax Contest”), the Participating Stockholders shall not settle any such Tax Contest in a manner that would result in a Tax Liability of the Company for a taxable period or portion thereof ending after the Closing Date without the prior written consent of Parent, which consent shall not be unreasonably withheld or delayed. Each of the Participating Stockholders and Parent agrees to furnish or cause to be furnished to each other upon request, as promptly as practicable, such information and assistance as he or it can provide and is reasonably necessary for the preparation for any Tax Contest and shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section 8.3.

8.4. No Waiver. Subject to the express terms of Section 4.14, the occurrence of the Closing will not in any way constitute a waiver by Parent or the Surviving Corporation of its rights to indemnification hereunder, regardless of whether Parent or the Surviving Corporation had knowledge of any breach, violation or failure of the condition constituting the basis of the Loss at or before the Closing, and regardless of whether such breach, violation or failure is deemed to be “material” for purposes of Article IX.

8.5. Binding Effect. The indemnification obligations of the Participating Stockholders contained in this Article VIII are an integral part of this Agreement, in the absence of which Parent would not have entered into this Agreement.

8.6. Remedies. The indemnity provisions contained in this Article VIII shall, from and after the Closing, be the sole and exclusive remedy of Parent and Sub to satisfy claims for breach of any representation, warranty, covenant or other provision of this Agreement (and Parent and Sub waive all other remedies at law or equity which either may have against Participating Stockholders under CERCLA or similar statutes), except for claims (“Excepted Claims”) against a Participating Stockholder arising out of or based on (i) a failure of such Participating Stockholder to remit the amount owed by it to Parent pursuant to the provisions of Section 1.6(e)(i)(3), (ii) fraud by said Participating Stockholder, (iii) the Schedule 8.1(iv) Liability, or (iv) the breach by the Company or said Participating Stockholder of any representation, warranty, covenant or agreement set forth in the following Sections (collectively, the “Surviving Obligations”): Section 2.3 (Capital Structure); Sections 2.4(a)(i) and 2.4(a)(ii) (No Conflict); Section 2.12 (Tax Matters); Section 4.12 (Tax Returns); Section 6.6 (Preparation and Filing of Returns and Payment of Taxes); and Section 6.13 (Non-Solicitation)); provided, however, that with respect to any Losses in excess of the Indemnity Holdback held in the Escrow Account resulting from breaches of Section 2.12, Section 4.12 or Section 6.6, such Losses shall be recoverable only to the extent of actual Liabilities of the Company arising prior to the Closing. From and after the Closing, the indemnity provisions contained in this Article VIII shall be the sole and exclusive remedy of the Participating Stockholders to satisfy claims for breach of any representation, warranty, covenant or other provision of this Agreement, except for claims arising out of or based upon fraud.

8.7. Basket and Cap. Other than with respect to Excepted Claims, which are not subject to pecuniary limitations except as provided below, Parent and the Surviving Corporation will not be entitled to seek indemnification under this Article VIII unless and until the amount of all Losses subject to indemnification hereunder has accumulated to a threshold of $270,000.00, after which Parent and the Surviving Corporation will be entitled to the full amount of all such Losses, including amounts below such threshold. With respect to all Losses under this Article VIII other than Excepted Claims, recourse against any Participating Stockholder shall be limited solely to such Participating Stockholder’s Percentage Share of the Indemnity Holdback held in the Escrow Account. With respect to all Losses under this Article VIII that arise out of or are based upon Excepted Claims, in no event shall the liability incurred by any single Participating Stockholder pursuant to this Article VIII exceed (a) such Participating Stockholder’s Percentage Share of the Indemnity Holdback (net of amounts paid to Parent or Surviving Corporation for indemnification of Losses pursuant to this Article VIII with respect to claims other than Excepted Claims), plus (b) an amount equal to 100% of the portion of the Merger Consideration actually received by such Participating Stockholder (which, in the case of the Participating Stockholders who are individuals, shall be net of Taxes paid with respect thereto).

8.8. No Contribution. The Participating Stockholders will have no right of contribution from the Surviving Corporation for amounts payable to Parent or Sub under this Article VIII.

8.9. Actions by Participating Stockholders; Stockholder Committee.

(a) By virtue of their entering into this Agreement and accepting Merger Consideration, the Participating Stockholders agree that for all purposes under this Agreement, the Stockholder Committee shall act as the agent of and attorney-in-fact for the Participating Stockholders following the Closing. All actions taken by the Stockholder Committee pursuant to the terms of this Agreement shall be binding upon all Participating Stockholders and their successors as if expressly confirmed and ratified in writing by each of them, including, but not limited to, resolving all claims relating to the Working Capital Adjustment and any indemnification claims and obligations under this Article VIII. The Parent, Sub or Surviving Corporation, as the case may by, shall have the absolute right in connection with any activities under this Agreement that relate to the Participating Stockholders to rely upon any writing which contains the signatures of the members of Stockholder Committee representing a simple voting majority (as determined pursuant to the definition of “Stockholder Committee” in Article X), and to disregard any writing that contains less than that simple voting majority; provided, however, that the foregoing shall not affect any provision hereof that explicitly requires the approval of all of the Participating Stockholders.

(b) A decision, act, consent or instruction of the Stockholder Committee shall constitute a decision of all the Participating Stockholders and shall be final, binding and conclusive upon each such Participating Stockholder, and Parent may rely upon any decision, act, consent or instruction of the Stockholder Committee as being the decision, act, consent or instruction of each and every such Participating Stockholder. Parent, Sub and the Surviving Corporation are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Stockholder Committee. Parent, Sub and the Surviving Corporation may rely absolutely upon the genuineness and authorization of the signature and purported signature of any party upon any instruction, notice, release, receipt or other document delivered to it pursuant to this Agreement by the Stockholder Committee.

(c) Notwithstanding the foregoing provisions of this Section 8.9 or any other provision of this Agreement, the Stockholder Committee shall not be the agent of or attorney-in-fact for, or have the right or authority to act on behalf of or bind, any Participating Stockholder with respect to any Excepted Claim not fully covered or satisfied by the Indemnity Holdback or the Working Capital Holdback.

8.10. Return of Indemnity Holdback. Upon the date that is 18 months after the Closing Date, the remaining balance, if any, of the Indemnity Holdback, except to the extent of a claim for indemnification then pending by Parent or Surviving Corporation, shall be immediately distributed to the Participating Stockholders in accordance with their respective Percentage Shares and otherwise as provided in the Escrow Agreement.

8.11. Prohibition on Double Dipping. Notwithstanding anything to the contrary in this Article VIII, neither Parent nor the Surviving Corporation shall be entitled to seek indemnification under this Article VIII with respect to any Loss based upon the understatement of a current liability of the Company or the overstatement of a current asset of the Company, to the extent that such understatement or overstatement impacted the calculation of Final Working Capital in a manner redounding to the advantage of Parent for purposes of the amount of the payments required by Section 1.6(e).

8.12. Equitable Remedies. Nothing in this Article VIII shall be construed to limit the non-pecuniary equitable remedies of any party hereto in respect of any breach by any other party after the Closing of Section 6.4, Section 6.6(e) or Section 6.13.

ARTICLE IX : TERMINATION

9.1. Mutual Agreement. This Agreement may be terminated at any time prior to the Effective Time by the written consent of Parent and the Company.

9.2. Termination by Parent. This Agreement may be terminated by Parent alone, by means of written notice thereof to the Company in the following circumstances:

(a) there has been a material breach by the Company or the Participating Stockholders of any representation, warranty, covenant or agreement set forth in this Agreement or other ancillary agreement, which breach, if curable, has not been cured within 10 business days following receipt by the Company of notice of such breach;

(b) the Board has withdrawn or materially amended or modified in any respect adverse to Parent its approval of the Merger; or

(c) the Board has recommended to holders of the Company Stock any proposal relating to an Acquisition Transaction or has resolved or announced an intention to do so.

9.3. Termination by Company. This Agreement may be terminated by the Company alone, by means of written notice thereof to Parent in the following circumstances:

(a) there has been a material breach by Parent of any representation, warranty, covenant or agreement set forth in the Agreement or other ancillary agreement, which breach, if curable, has not been cured within 10 business days following receipt by Parent of notice of such breach; or

(b) the Board has authorized the Company to enter into and has recommended to holders of the Company Stock an agreement relating to an Acquisition Transaction as permitted in accordance with Section 4.4, including, without limitation, the final sentence thereof.

9.4. Outside Date. This Agreement shall be automatically terminated if the Closing does not occur by or on March 31, 2006 (the “Outside Date”), unless all of the parties hereto have agreed in writing to extend the Outside Date to a later date.

9.5. Effect of Termination. In the event of termination of this Agreement by either or both of the Company or Parent as provided in this Article IX, or upon automatic termination of this Agreement as provided in Section 9.4, this Agreement will forthwith become void and have no effect, and there will be no liability or obligation on the part of Parent, Company, Sub or their respective officers or directors, except that (i) the provisions of Section 6.5, Section 9.6 and Article XI will survive any such termination, and (ii) no party hereto will be released or relieved from any liability arising from the willful breach by such party prior to such termination of any of its representations, warranties, covenants or agreements as set forth in this Agreement.

9.6. Company Break-up Fee. The Company agrees to pay Parent a termination fee in the amount of $1,500,000 if (i) this Agreement is terminated by Parent pursuant to Section 9.2(b) or (c), (ii) this Agreement is terminated by the Company pursuant to Section 9.3(b), or (iii) the Merger is not consummated because the Company’s stockholders reject the Merger after having received a proposal with respect to an Acquisition Transaction and within 12 months following such date of termination the Company or its stockholders consummate(s) an Acquisition Transaction. To the extent that the Company becomes obligated to pay a termination fee hereunder, the Company agrees to pay such fee to Parent within 10 business days of the date of the Parent’s or the Company’s termination of this Agreement or the date of consummation of the Acquisition Transaction that triggers such obligation, as applicable. In such event, Parent shall, in addition to the amount of such termination fee, be entitled to receive from the Company any additional costs and expenses incurred to collect such amount, including attorneys’ fees, and any unpaid amount shall bear interest at the maximum legally permissible rate.

ARTICLE X: CERTAIN DEFINED TERMS

For purposes of this Agreement, the following terms will have the meanings respectively set forth below:

“Affiliate,” with respect to any person, means a second person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person.

“Assets” means any and all: (1) properties and contract rights; (2) Intellectual Property; (3) data, text, images, sounds, codes, computer programs, software, databases, mask works or the like and including collections and compilations of them (whether or not all or part of such is Intellectual Property) and all other information; (4) access or use rights; (5) all rights in Internet, worldwide web or similar addresses, uniform resource locators, domain names or the like and all applications and registrations therefor; and (6) other rights and assets of every nature whatsoever, whether real, personal or mixed, tangible or intangible.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Material Adverse Effect” means any change or effect relating to the time prior to the Closing Date that, individually or when taken together with all other such changes or effects, is or is reasonably likely to be materially adverse to the business, properties, Assets, condition (financial or otherwise), Liabilities, operations or prospects of the Company and its Subsidiaries, taken as a whole, at the time of such change or effect. A Company Material Adverse Effect will be deemed to exist if there occurs any event which relates to the time prior to the Closing Date and which causes or may reasonably be expected to cause or result in estimable monetary loss to the Company and its Subsidiaries, taken as a whole, which, individually or when aggregated with all other events, exceeds $150,000. The deemed existence of a Company Material Adverse Effect under such circumstances shall in no way affect the meaning of the word “material” and its variants as used in this Agreement otherwise than as a component of “Company Material Adverse Effect.”

“Contract” of any person means any contract, agreement, lease, license or instrument of any type whatsoever, whether written or oral, (i) to which such person is a party and by which such person either has made a binding undertaking to perform an obligation or is entitled to any property, information or right, or (ii) by which any of the Assets of such person are bound.

“Control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of stock, by Contract or otherwise.

“Covenant Expiration Date” means (a) the first anniversary of the Closing Date, with respect to administrative employees of the Company, and (b) the third anniversary of the Closing Date, with respect to creative and management employees of the Company.

“Employee Benefit Plan” means (a) any bonus, incentive compensation, profit sharing, retirement, pension, group insurance, death benefit, group health, medical expense reimbursement, workers’ compensation, dependent care, flexible benefits or cafeteria, stock option, stock purchase, stock appreciation rights, savings, deferred compensation, consulting, severance pay or termination pay, change-in-control, vacation pay, life insurance, disability, welfare or other employee benefit or fringe benefit plan, program or arrangement; and (b) any plan, program or arrangement which is an Employee Pension Benefit Plan, Employee Welfare Benefit Plan or Multiemployer Plan.

“Employee Pension Benefit Plan” has the meaning set forth in ERISA Section 3(2).

“Employee Welfare Benefit Plan” has the meaning set forth in ERISA Section 3(1).

“Encumbrances” means any Security Interests, Liens, claims, pledges, agreements, limitations on voting rights, charges or other encumbrances of any nature whatsoever.

“Environmental, Health and Safety Laws” means CERCLA, the Resource Conservation and Recovery Act of 1976, and the Occupational Safety and Health Act of 1970, each as amended, together with all other laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder) of federal, state, local, and foreign governments (and all agencies thereof), concerning pollution or protection of the environment, and disposal of waste materials, including laws relating to emissions, discharges, releases, or threatened releases of pollutants, contaminants, or chemical, industrial, hazardous, or toxic substances, materials or wastes into ambient air, surface water, ground water, or lands or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of pollutants, contaminants, or chemical, industrial, hazardous, or toxic substances, materials or wastes.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means each person (as defined in Section 3(9) of ERISA) that together with the Company (or any person whose liabilities the Company has assumed or is otherwise subject to) would be considered or has been a single employer under Section 4001(b) of ERISA or would be considered or has been a member of the same “controlled group,” under common control, a member of the same affiliated service group or otherwise a single employer within the meaning of Section 414(b), (c), (m) and (o) of the Code (provided, however, that when the subject of the provision is a Multiemployer Plan only subsections (b) and (c) of Section 414 of the Code will be taken into account).

“GAAP” means United States generally accepted accounting principles as in effect from time to time.

“Information” means the Assets described in clause 3 of the definition of “Assets” supra.

“Information Assets” means the Assets described in clauses 3, 4 and 5 of the definition of “Assets” supra.

“Intellectual Property” means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation), (g) all databases, (h) all rights of publicity, (i) all copies and tangible embodiments thereof (in whatever form or medium), and (j) all other rights of like nature.

“knowledge” “know” or “known” means, with respect to a particular fact or other matter, that (i) an individual is actually aware of such fact or other matter or (ii) a prudent individual could be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonable investigation concerning the existence of such fact or other matter; a person (other than an individual) will be deemed to have “knowledge” of a particular fact or other matter if any individual who is serving, or who has at any time served, as a director, officer, partner, executor or trustee of such person (or in any similar capacity) has, or at any time had, knowledge of such fact or other matter.

“Lien” means any lien, charge, Encumbrance, mortgage, conditional sale agreement, title retention agreement, financing lease, pledge or Security Interest of any kind or type and whether arising by Contract or under Law.

“Multiemployer Plan” has the meaning set forth in ERISA Section 3(37).

“Ordinary Course of Business,” with respect to any entity, means the ordinary course of business of such entity consistent with past custom and practice (including, if applicable, with respect to quantity and frequency) of that entity.

“Parent Material Adverse Effect” means any change or effect that, individually or when taken together with all such other changes or effects, is or is reasonably likely to be materially adverse to the business, properties, Assets, condition (financial or otherwise), Liabilities, operations or prospects of Parent at the time of such change or effect.

“Participating Stockholder” means each person who is a holder of Preferred Stock immediately prior to the Closing.

“Permitted Lien” means any Lien described in clauses (a), (b), (c) or (d) of the definition of “Security Interest” infra.

“person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, a Governmental Entity (or any department, agency, or political subdivision thereof) or any other entity.

“Security Interest” means any mortgage, pledge, Lien, Encumbrance, charge, or other security interest, other than (a) mechanic’s, materialmen’s, and similar Liens, (b) Liens for Taxes not yet due and payable, to the extent reflected as a current liability in the determination of Final Working Capital, (c) purchase money Liens and Liens securing rental payments under capital lease arrangements, and (d) other Liens arising in the Ordinary Course of Business of the lienor and not incurred in connection with the borrowing of money.

“Straddle Period” means a taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Stockholder Committee” means a committee formed by the Participating Stockholders, having as its five members one individual designated by each of the Participating Stockholders (and listed on Schedule 10), and acting, for all purposes of this Agreement, pursuant to the written consent of a simple voting majority (5 out of 9 votes) of its members. Each member of the Stockholder Committee shall have a single vote, provided that the designees of Cox DDI, Inc. and International Business Machines Corporation shall each have three votes. Each Participating Stockholder can remove and replace its designated Member to the Stockholder Committee at any time upon notice to the other members, the Surviving Corporation and Parent.

“Subsidiary” or “Subsidiaries” of a person, means any corporation, partnership, joint venture or other legal entity of which the person (either alone or through or together with any other Subsidiary) owns, directly or indirectly, 50% or more of the capital stock or other equity interests which the holders thereof are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

“Transaction” means an action or set of actions relating to the conduct of business, or consumer, commercial or governmental affairs between two or more persons, including but not limited to any of the following types of conduct: (a) the sale, lease, exchange, licensing, or other disposition or provision of (i) personal property, including goods and intangibles, (ii) services, (iii) any Asset, and/or (iv) any combination thereof; and (b) the sale, lease, license, exchange, or other disposition of any interest in real property, or any combination thereof.

ARTICLE XI: MISCELLANEOUS

11.1. Entire Agreement. This Agreement, including the exhibits and schedules delivered pursuant to this Agreement, and the existing confidentiality agreements between the parties referenced in Section 6.5, contains all of the terms and conditions agreed upon by the parties relating to the subject matter of this Agreement and supersedes all prior agreements, negotiations, correspondence, undertakings, and communications of the parties, whether oral or written, respecting that subject matter, including, without limitation, the LOI.

11.2. Governing Law.  The Merger will be governed by the law of the State of Delaware. All other aspects of this Agreement will be governed by, and construed in accordance with, the laws of the State of California as applied to agreements entered into and entirely to be performed within that state.

11.3. Notices.  All notices and other communications given or made pursuant hereto will be in writing and will be deemed to have been duly given or made as of the date delivered, mailed or faxed, and will be effective upon receipt, if delivered personally, mailed by registered or certified mail (postage prepaid, return receipt requested), or delivered by overnight delivery service (e.g., Federal Express), to the parties at the following addresses, or upon transmission, with confirmation from the sender’s machine thereof, if faxed to the fax numbers specified below:

(a) If to Parent, Sub or John C. Textor, or the Company after Closing:

Wyndcrest DD Holdings, LLC
11450 South East Dixie Highway, Suite 204
Hobe Sound, Florida 33455
Attention: John C. Textor
Phone No.: (772) 545-9026
Fax No.: (772) 545-9028

with a copy to:

Bryan Cave LLP
120 Broadway, 3rd Floor
Santa Monica, California 90401
Attention: D. Thomas Triggs
Phone No.: (310) 576-2100
Fax No.: (310) 576-2200

(b) If to the Company prior to Closing:

Digital Domain, Inc.
300 Rose Avenue
Venice, California 90291
Attention: General Counsel
Phone No.: (310) 314-2985
Fax No.: (310) 314-2943

with a copy to:

Milbank, Tweed, Hadley & McCloy LLP
601 S. Figueroa Street
Los Angeles, CA 90017
Attention: Neil J Wertlieb
Phone No: (213) 892-4410
Fax No: (213) 892-4710

(c) If to the Participating Stockholders, to each of the following:

Cox DDI, Inc.
3993 Howard Hughes Parkway, Suite 250
Las Vegas, NV 89109
Attention: Assistant Secretary
Phone No.: (302) 651-8368
Fax No.: (302) 651-8446

With copies to

Cox DDI, Inc.
c/o Cox Enterprises, Inc.
6205 Peachtree Dunwoody Road
Atlanta, GA 30328
Attention: General Counsel
Phone No.: (678) 645-0830
Fax No.: (678) 645-1828

Dow, Lohnes & Albertson, PLLC
1200 New Hampshire Ave., NW,
Washington, DC 20036-6802
Attention: Edward J. O'Connell, Esq.
Phone No.: (202) 776-2000
Fax No.: (202) 776-2222

and

Milbank, Tweed, Hadley & McCloy LLP
601 S. Figueroa Street
Los Angeles, CA 90017
Attention: Neil J Wertlieb
Phone No: (213) 892-4410
Fax No: (213) 892-4710

International Business Machines Corporation
New Orchard Road
Armonk, New York 10504
Attention: David L. Johnson
Phone No.: (914) 499-5623
Fax No.: (914) 499-7803

With a copies to

International Business Machines Corporation
New Orchard Road
Armonk, New York 10504
Attention: Gregory C. Bomberger, Esq.
Phone No.: (914) 499-7392
Fax No.: (914) 499-6006

and

Milbank, Tweed, Hadley & McCloy LLP
601 S. Figueroa Street
Los Angeles, CA 90017
Attention: Neil J Wertlieb
Phone No: (213) 892-4410
Fax No: (213) 892-4710

Scott Ross
2100 Abbot Kinney Blvd., #F
Venice, CA 90291
Phone: (310) 301-9568
Fax: (310) 301-9568

With copies to:

Morrison Forester LLP
1880 Century Park East, Ste. 1111
Los Angeles, CA 90067
Attn: M. Kenneth Suddleson
Phone: (310) 203-4005
Fax: (310) 203-4040

and

Milbank, Tweed, Hadley & McCloy LLP
601 S. Figueroa Street
Los Angeles, CA 90017
Attention: Neil J Wertlieb
Phone No: (213) 892-4410
Fax No: (213) 892-4710

James Cameron
c/o Lightstorm Entertainment, Inc.
919 Santa Monica Blvd.
Santa Monica, CA. 90401
Phone 310/656-6125
Fax 310/656-6123

With copies to:

Greenberg Glusker Fields Claman Machtinger &  Kinsella
1900 Ave. of the Stars, Ste. 2100
Los Angeles, CA 90067
Attn: Bernard Shearer
Phone 310/201-7426
Fax 310/201-2326

and

Milbank, Tweed, Hadley & McCloy LLP
601 S. Figueroa Street
Los Angeles, CA 90017
Attention: Neil J Wertlieb
Phone No: (213) 892-4410
Fax No: (213) 892-4710

Stan Winston
10727 Wilshire Blvd.
Unit 1604
Los Angeles, CA 90024
Phone No: (310) 470-3761
Fax No: (310) 470-3791

With copies to:

Stan Winston Studio
Attention: Laurie Charchut
7028 Valjean Ave.
Van Nuys, CA. 91406
Phone 818/782-0870
Fax 818/782-0250

Greenberg Glusker Fields Claman Machtinger & Kinsella
1900 Ave. of the Stars, Ste. 2100
Los Angeles, CA 90067
Attn: Bernard Shearer
Phone 310/201-7426
Fax 310/201-2326

and

Milbank, Tweed, Hadley & McCloy LLP
601 S. Figueroa Street
Los Angeles, CA 90017
Attention: Neil J Wertlieb
Phone No: (213) 892-4410
Fax No: (213) 892-4710

Such addresses and fax numbers may be changed, from time to time, by means of a notice given in the manner provided above.

11.4. Severability.  If any provision of this Agreement is held to be unenforceable for any reason, it will be modified rather than voided, if possible, in order to achieve the intent of the parties to this Agreement to the extent possible. In any event, all other provisions of this Agreement will be deemed valid and enforceable to their full extent.

11.5. Assignment.  No party to this Agreement may assign, by operation of law or otherwise, all or any portion of its rights, obligations, or liabilities under this Agreement without the prior written consent of each of the other parties hereto, which consent may be withheld in the absolute discretion of any party asked to grant such consent. Any attempted assignment in violation of this Section 11.5 will be voidable and will entitle the other parties to this Agreement to terminate this Agreement at its option.

11.6. Counterparts.  This Agreement may be executed in two or more counterparts, each of which will be deemed an original and will bind the signatories, but all of which together will constitute but one and the same instrument.

11.7. Amendment.  This Agreement may be amended only by an instrument in writing signed by the Company, Parent, Sub, and the Participating Stockholders, and, in the case of the last sentence of Section 8.2, by John C. Textor as well.

11.8. Extension, Waiver. At any time prior to the Effective Time, any party hereto may, to the extent legally allowed: (i) extend the time for the performance of any of the obligations or other acts of any other party hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements, covenants or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such party.

11.9. Construction. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word “including” does not limit the preceding words or terms.

11.10. Jurisdiction and Venue; Waiver of Jury Trial.

(a) The parties hereby irrevocably submit to the jurisdiction of the courts of the State of California located in Los Angeles County and the Federal courts of the United States of America located in Los Angeles County, California solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be laid therein or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action, suit or proceeding shall be heard and determined in such a California State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by law, over the subject matter of such dispute, and agree that mailing of process or other papers in connection with any such action, suit or proceeding in the manner provided in Section 11.3 or in such other manner as may be permitted by law shall be valid and sufficient service thereof.

(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES, THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE MAXIMUM EXTENT PERMITTED BY LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) IT MAKES THIS WAIVER VOLUNTARILY, AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.10(b).

11.11. Prevailing Party Attorneys’ Fees. In any judicial or arbitral action or proceeding commenced to construe or enforce this Agreement or the rights and duties of the parties hereunder, then the party prevailing in that action will be entitled to recover its attorneys’ fees and costs in that action or proceeding, as well as all costs and fees of any appeal or action to enforce any judgment entered therein.

11.12. Tax Treatment of Transactions. The parties agree that all transactions contemplated herein will be reported for tax purposes consistently with the manner in which such transactions are characterized by this Agreement.

11.13. General Release. Effective as of the Effective Time, each of the Participating Stockholders, for itself or himself and on behalf of its or his Affiliates and successors and assigns, and on behalf of its or his predecessors and successors in interest (collectively referred to as the “Releasing Parties”), hereby releases and discharges each of the Surviving Corporation and each other Participating Stockholder and each of their respective parents, subsidiaries and any other Affiliates, and each of their respective directors, officers, shareholders, agents, employees, heirs, legatees, devisees, executors, administrators, personal representatives, predecessors, successors and assigns, past and present, and each of them (collectively referred to as the “Releasees”) from, and covenants not to sue or otherwise institute or cause to be instituted, or maintain any legal or administrative proceedings against any Releasee with respect to, any and all Losses arising in any way from his or its status as a stockholder of the Company or his or its relationship to the Company or to the other Participating Stockholders in connection with the Company’s activities during the period prior to the Effective Time, of whatever kind or nature, at law, in equity or otherwise, whether now known or unknown; provided, however, that any and all such Losses arising solely in connection with this Agreement and the Escrow Agreement, and those specific items listed on Schedule 11.13, shall not be subject to the foregoing release; and provided, further, that the foregoing release shall not apply to any claims with respect to applicable policies of directors and officers, employment practices, fiduciary and employed lawyers professional liability or comparable liability insurance as in effect on the Closing Date. Each Releasing Party hereby waives any and all rights or benefits which it or he may have under Section 1542 of the California Civil Code, which provides that:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

Having been fully informed of the provisions of California Civil Code Section 1542, each Releasing Party hereby represents and warrants to the other parties and each Releasee that (a) it or he understands the effect of this waiver and said Civil Code Section in connection with this Agreement, (b) that it or he is represented and has been advised by an independent attorney in connection with this release and this Agreement, and (c) it or he has made such investigation of the facts and circumstances surrounding the matters addressed herein as it or he deems necessary. Each Releasing Party further represents and warrants that it or he has not assigned, sold, transferred, or otherwise disposed of any of the causes of action, claims, or other matters released pursuant to this Section 11.13.

11.14. Omitted.

11.15. Survival. The representations, warranties and agreements contained in this Agreement, other than the Surviving Obligations and the provisions of Article VIII, Article IX and Article XI, will terminate on the date which is 18 months after the Closing Date. The Surviving Obligations and the provisions of Article VIII, Article IX and Article XI will terminate on the expiration date of the respective statutory limitation period pertaining thereto under applicable Law (as such period of limitation may be extended by waiver or otherwise, with the consent of the Stockholder Committee, which consent shall not be unreasonably withheld or delayed).

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SIGNATURE PAGE - AGREEMENT AND PLAN OF REORGANIZATION

IN WITNESS WHEREOF, the parties hereto have executed or caused this Agreement and Plan of Reorganization to be duly executed as of the date first written above:

WYNDCREST DD HOLDINGS, LLC		DIGITAL DOMAIN, INC.

By:		By:
	John C. Textor	Its:
Manager

DD ACQUISITION SUBSIDIARY, INC.

By:
John C. Textor
Chairman

PARTICIPATING STOCKHOLDERS:

By executing below each of the undersigned agrees to be bound by the provisions of Sections 1.5, 1.6, 1.7, 6.3, 6.4, 6.6, 6.12, 6.13 and 6.16, and Articles VIII and XI, Cox DDI, Inc. additionally agrees to be bound by Section 6.14, and International Business Machines Corporation additionally agrees to be bound by Section 6.15:
John C. Textor, in his individual capacity, solely as to the last sentence of Section 8.2.

JAMES CAMERON

SCOTT ROSS

STAN WINSTON

SIGNATURE PAGE CON’T- AGREEMENT AND PLAN OF REORGANIZATION

INTERNATIONAL BUSINESS MACHINES CORPORATION

By:
Its:

COX DDI, INC.

By:
Its: